United states
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6‑K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

LG Display Co., Ltd.
(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui‑daero, Yeongdeungpo‑gu, Seoul 07336, Republic of Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F X Form 40‑F ____

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____

Note: Regulation S‑T Rule 101(b)(1) only permits the submission in paper of a Form 6‑K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____

Note: Regulation S‑T Rule 101(b)(7) only permits the submission in paper of a Form 6‑K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6‑K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

SEMI-ANNUAL REPORT

(From January 1, 2025 to June 30, 2025)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K‑IFRS, which differ in certain respects from generally accepted accounting principles in certain other countries, including the United States. K‑IFRS also differs in certain respects from the international financial reporting standards as issued by the international accounting standards board. We have made no attempt to identify or quantify the impact of these differences IN THIS DOCUMENT.

Contents

1. Company

A. Name and contact information

B. Credit rating

C. Capitalization

D. Voting rights

E. Dividends

F. Matters relating to Articles of Incorporation

2. Business

A. Business overview

B. Industry

C. New businesses

D. Customer-oriented marketing activities

3. Major Products and Raw Materials

A. Major products

B. Average selling price trend of major products

C. Major raw materials

4. Production and Equipment

A. Production capacity and output

B. Production performance and utilization ratio

C. Investment plan

5. Sales

A. Sales performance

B. Sales organization and sales route

C. Sales methods and sales terms

D. Sales strategy

E. Major customers

1

6. Purchase Orders

7. Risk Management and Derivative Contracts

A. Risk management

B. Derivative contracts

8. Major Contracts

9. Research & Development

A. Summary of R&D‑related expenditures

B. R&D achievements

10. Intellectual Property

11. Environmental and Safety Matters

A. Business environment management

B. Product environment management

C. Safety standards

D. Green management

E. Status of sanctions

12. Financial Information

A. Financial highlights (Based on consolidated K‑IFRS)

B. Financial highlights (Based on separate K‑IFRS)

C. Consolidated subsidiaries as of June 30, 2025

D. Status of equity investments in associates as of June 30, 2025

13. Audit Information

A. Audit service

B. Non‑audit service

14. Management’s Discussion and Analysis of Financial Condition and Results of Operations

15. Board of Directors

A. Members of the board of directors

B. Committees of the board of directors

C. Independence of directors

16. Information Regarding Shares

A. Total number of shares

B. Shareholder list

17. Directors and Employees

A. Directors

B. Employees

C. Remuneration for executive officers (excluding directors)

18. Other Matters

A. Legal proceedings

B. Status of collateral pledged to related party

C. Material events subsequent to the reporting period

Attachment: 1. Financial Statements in accordance with K‑IFRS

2

1.
Company
A.
Name and contact information

The name of our company is “EL‑GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui‑daero, Yeongdeungpo‑gu, Seoul 07336, Republic of Korea, and our telephone number is +82‑2‑3777‑1010. Our website address is http://www.lgdisplay.com.

B.
Credit rating
(1)
Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	March 2023	A+	NICE Information Service Co., Ltd. (AAA ~ D)
	May 2023	A
June 2024
March 2025
	January 2023	A+	Korea Investors Service, Inc. (AAA ~ D)
	May 2023	A
June 2024
June 2025
	March 2023	A+	Korea Ratings Corporation (AAA ~ D)
	May 2023	A
June 2024
June 2025

(1)
Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

3

(2)
Commercial paper

Not applicable.

C.
Capitalization
(1)
Change in capital stock (as of June 30, 2025)

(Unit: Won, Shares)

Date of Issuance	Method of Issuance	Details of the Shares Issued
		Type	Number of Shares	Par value per Share	Offering price per Share	Remarks
March 15, 2024	Paid-in capital increase (share rights offering to existing shareholders)	Common shares	142,184,300	~~W~~ 5,000	~~W~~ 9,090	Ratio of paid-in capital increase: 39.74%

(2)
Convertible bonds (as of June 30, 2025)

We have no outstanding convertible bonds as of June 30, 2025.

D.
Voting rights (as of June 30, 2025)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	500,000,000
	Preferred shares	‑
B. Shares without voting rights:	Common shares	‑
	Preferred shares	‑
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	‑
	Preferred shares	‑
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	‑
	Preferred shares	‑
E. Shares with restored voting rights:	Common shares	‑
	Preferred shares	‑
Total number of issued shares with voting rights (F = A – B – C – D + E):	Common shares	500,000,000
	Preferred shares	‑
(1)
Authorized: 1,000,000,000 shares

4

E.
Dividends

Dividends for the three most recent fiscal years

Description (unit)		2025 H1	2024	2023
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		603,087	(2,562,606)	(2,733,742)
Earnings (loss) per share (Won)(2)(3)		1,206	(5,438)	(7,177)
Total cash dividend amount for the period (million Won)		‑	‑	‑
Total stock dividend amount for the period (million Won)		‑	‑	‑
Cash dividend payout ratio (%)		‑	‑	‑
Cash dividend yield (%)	Common shares	‑	-	-
	Preferred shares	‑	‑	‑
Stock dividend yield (%)	Common shares	‑	‑	‑
	Preferred shares	‑	‑	‑
Cash dividend per share (Won)	Common shares	‑	-	-
	Preferred shares	‑	‑	‑
Stock dividend per share (share)	Common shares	‑	‑	‑
	Preferred shares	‑	‑	‑
(1)
Based on profit for the year attributable to the owners of the controlling company.
(2)
Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)
The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

Historical dividend information

Number of consecutive years of dividends(1)		Average Dividend Yield(1)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
─	─	─	0.56
(1)
The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

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F.
Matters relating to Articles of Incorporation
(1)
Recent Changes to Articles of Incorporation

Our current articles of incorporation were amended as of March 20, 2025 at the 40th annual general meeting of shareholders.

Articles Amended at the 40th Annual General Meeting of Shareholders	Description of Amendments
(1)
Revision of Article 6 (Total Number of Authorized Shares)
(2)
Revision of Paragraph 1 of Article 9-2 (Number and Characteristics of Preferred Shares)
(3)
Revision of Paragraph 3 of Article 10 (Preemptive Rights)
(4)
Deletion of Paragraph 5 of Article 30 (Meetings of the Board of Directors)
(5)
Revision of Paragraphs 1, 2 and 3 of Article 43-2 (Interim Dividends)
(6)
Insertion of new Addenda

(1)
The number of authorized shares is to be increased to better accommodate the evolving business environment (Article 6).
(2)
The number of preferred shares shall be determined in proportion to the total number of issued and outstanding shares to ensure consistency with applicable laws including the Commercial Act and the Capital Markets Act, and other relevant regulations (Article 9-2, Paragraph 1).
(3)
The issuance limit of new shares to persons other than existing shareholders of company is to be increased and the scope of application for the issuance limit of new shares is to be restricted to third-parties allocations only to enable a more flexible response to the evolving business environment (Article 10, Paragraph 3).
(4)
The provision stipulating that the meeting of the Board of Directors shall be held in Korea is to be deleted to allow for flexible arrangement of the meeting of The Board of Directors (Article 30, Paragraph 5).
(5)
The record date for interim dividends may be designated subsequent to the determination of the dividend amount, and interim dividends may be distributed in forms other than cash including shares in accordance with the Commercial Act to enhance predictability for investors (Article 43-2).
(6)
The issuance limit of new shares to persons other than existing shareholders of company is to be calculated without deducting the number of shares previously issued and allocated to the Employee Stock Ownership Association (Article 2 of the Addenda).
(7)
The issuance limit of convertibles bonds and bond warrants is to be calculated without deducting the amount of convertible bonds and bond warrants previously issued (Article 3 of the Addenda).

6

(2)
Business Purpose (as of June 30, 2025)

Our business purpose under our articles of incorporation did not change during the reporting period ended June 30, 2025, and our current business purpose includes the following:

(as of June 30, 2025)

No.	Business Purpose	Whether Currently Engaged in by the Company
1

Research, development, production, sales and marketing of display and related products utilizing, among others, thin-film transistor liquid crystal display (“TFT-LCD”), low-temperature polycrystalline silicone (“LTPS”)-LCD and organic light-emitting diode (“OLED”) technologies

Yes
2	Research, development, production, sales and marketing of products utilizing solar energy	No, see note (1)
3	Research, development, production, sales and marketing of parts and equipment necessary for the development and production of products and technologies listed in items 1 and 2 above	Yes
4	Sale and purchase and lease of real estate	Yes
5	Other ancillary or supplemental businesses and investments relating to each of the businesses described above	Yes
(1)
Although the Company began to engage in research and development of products utilizing solar energy in 2007, due to the intense competition with Chinese companies in this sector and relative economic disadvantage of the Company’s technology, the Company decided to discontinue such business in 2010 and is currently not engaged in this business.

2.
Business
A.
Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT‑LCD. Sorting by major sales product category, television, IT products, mobile and other products, and “auto” products (comprising automotive display products) accounted for 21%, 38%, 32% and 9% of our total sales, respectively, in the first half of 2025. Our customers primarily consist of global set makers, and our top ten customers comprised 90% of our total sales revenue in the first half of 2025. As a company focused on exports, our overseas sales accounted for approximately 96% of our total sales in the first half of 2025. We have overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our cumulative annual production capacity for the first half of 2025 was approximately 2.4 million glass sheets, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~2.2 trillion in 2024. In 2025, we plan to maintain a similar level of capital expenditures as in 2024, at around the low-to-mid ~~W~~2 trillion range.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

The display industry to which we belong is highly affected by the global economic conditions. Given the characteristics of the display business, which requires large-scale investments, display panel prices may fluctuate due to an imbalance between supply and demand, which may affect our profitability. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, cost structure, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

7

Our research and development expenses represent approximately 10% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT, mobile products and automobiles.

Consolidated operating results highlights

(Unit: In billions of Won)

	2025 H1	2024	2023
Sales Revenue	11,652	26,615	21,331
Gross Profit	1,251	2,575	345
Operating Profit (loss)	(83)	(561)	(2,510)
Total Assets	27,984	32,860	35,759
Total Liabilities	20,386	24,787	26,989
B.
Industry
(1)
Industry characteristics
•
From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.
•
From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.
•
Though the display panel industry is currently facing risks of decreased consumption of related goods in the business-to-consumer sector and reduced investor confidence in the business-to-business sector due to ongoing uncertainty in the global macroeconomic environment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.
•
In the market for television display panels, new opportunities from the growth of the ultra-large TV market are expected to arise with the increase of video content (including over-the-top services) and expanding uses of television (such as playing video games).
•
In the market for traditional IT products such as notebook and desktop monitors, growth opportunities for new offerings such as gaming products, portable products and AI-integrated technology are expected to increase driven by lifestyle changes.
•
The growth in the market for smartphone products continues to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through diversification of form factors, low-power consumption and high resolution, in light of the increased use of smartphones for mobile contents and gaming purposes.
•
In the market for automotive display panels, display panels are increasingly being used in light of the expanded adoption of in-vehicle infotainment systems, and the market is continuing to demonstrate qualitative growth as the demand for larger and higher-resolution display panels continue to increase.
•
As the market for LCD panel-based products has reached a maturity stage, the growing adoption of OLED panels across various segments, driven by their differentiated advantages, is expected to create new opportunities.
(2)
Growth Potential

The display panel industry is expected to continue to grow, as the essential role of display products as a key device for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business competitiveness based on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on expanding the OLED market through differentiated products and technology, such as META technology, which offers high-resolution and high-luminance, as well as strengthening business with new customers. We are also leading the expansion into new product areas, such as gaming display panels. In the medium-sized display panel business, we are increasing the proportion of

8

premium products such as high resolution and wide screen products based on IPS and Oxide technologies, and we are also increasing the use of OLED panels in IT products to improve power consumption and provide differentiated form factors. In the small-sized display panel business, we have secured high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays, while also expanding our customer base in the automotive display panels business by providing optimized display solutions featuring high resolution, high refresh rates and high luminance, based on a diverse portfolio of premium products including plastic OLED, advanced thin OLED and LTPS LCD panels. We are also in the process of proactively preparing the technology to respond to new market opportunities for ultra-small-sized displays, including those in relation to augmented reality and virtual reality uses.

(3)
Cyclicality
•
The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry may experience volatility caused by imbalances between supply and demand due to changes in capital expenditure levels and adjustments in production utilization rates within the industry.
•
Macroeconomic factors and other causes of business cycles can affect demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if market demand outpaces supply, average selling prices may increase.
(4)
Market conditions
•
Most display panel manufacturers are located in Asia as set forth below. Chinese panel manufacturers are expanding their dominance in the TFT-LCD sector through aggressive investments in, and acquisitions of, production facilities. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and enhancing their TFT-LCD technology.
a.
Korea: LG Display, Samsung Display, etc.
b.
Taiwan: AUO Corporation, Innolux, etc.
c.
Japan: Japan Display, Sharp, etc.
d.
China: BOE, CSOT, HKC, etc.
•
Our worldwide market share of large‑sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2025 H1	2024	2023
Panels for Televisions(1)(2)	9.9%	14.1%	12.5%
Panels for IT Products(1)	17.5%	19.1%	18.6%
Total(1)	12.9%	15.7%	14.6%
(1)
Source: Large Area Display Market Tracker (OMDIA). Data for 2025 H1 are based on OMDIA’s estimates, as actual results for 2025 Q2 have not yet been made available as of the date of this report.
(2)
Includes panels for public displays.

(5)
Competitiveness and competitive advantages
•
Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments that achieve profitability, maintaining flexible product portfolio and production facility operations responsive to market conditions, price of our products, competitive production costs, productivity enhancement, our relationship with customers, success in marketing to our end‑brand customers, competitive environment and economic conditions within the industry, and foreign exchange rates.
•
In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.
•
A substantial portion of our sales is attributable to a limited number of end‑brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

9

•
Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.
•
As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH, Tandem and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in 2013, we have continued to achieve ongoing technological innovation by continuing to enhance the performance of our products and to offer differentiated large-sized OLED products such as our large-sized gaming OLED products and those incorporating our META technology. Moreover, we have continually introduced and expanded our high value-added plastic OLED products for smartphones, smartwatches and automotive products, along with our advanced thin OLED products for tablets, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.
•
Moreover, we are maintaining and strengthening close long-term partnerships with major global firms to secure customers and expand relationships for technology development.

C.
New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.
Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

10

3.
Major Products and Raw Materials
A.
Major products

We manufacture OLED and TFT‑LCD panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (By product)	Usage	Major trademark	2025 H1
					Sales Revenue	Percentages (%)
Display	Goods/Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	2,460	21.1%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	4,402	37.8%
		Mobile, etc.	Panels for smartphones, smartwatches, etc.	LG Display	3,692	31.7%
		Auto products	Panels for automobiles	LG Display	1,098	9.4%
Total					11,652	100.0%

B.
Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the second quarter of 2025 was USD 1,056, representing an increase from the previous quarter, primarily due to the discontinuation of the LCD television panel business, which typically have lower average selling prices per square meter of net display area shipped. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions, demand trends and our product mix.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2025 Q2	1,056
2025 Q1	804
2024 Q4	873
2024 Q3	825
2024 Q2	779
2024 Q1	782
2023 Q4	1,064
2023 Q3	804
2023 Q2	803
2023 Q1	850

(1)
Quarterly average selling price per square meter of net display area shipped.
(2)
Excludes semi‑finished products in the cell process.

11

C.
Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large‑sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers(2)
Display	Raw materials	PCB	Display panel manufacturing	430	9.1%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		737	15.6%	LG Chem, etc.
		BLU		361	7.7%	Heesung Electronics LTD., etc.
		Glass		224	4.8%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		301	6.4%	LX Semicon, etc.
		Others		2,658	56.4%	-
Total				4,711	100.0%

- Period: January 1, 2025 ~ June 30, 2025.

(1)
Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)
Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•
The market prices of main raw materials for display panels fluctuate depending on the global market conditions of raw materials and demand by product segment.

•
The market price of polarizers, which is a main raw material for display panels, decreased by 5% as of June 30, 2025 compared to the end of the previous year.

•
The market prices of PCB, drive IC and BLU, decreased by 2%, 4% and 3%, respectively, as of June 30, 2025, compared to the end of the previous year.

•
Although the global economy in 2025 continues to face a slowdown amid trade conflicts and geopolitical uncertainties, we aim to optimize our raw material costs compared to the previous year through an improvement in the balance of market supply and demand in the raw materials market and our efforts to strengthen our raw material cost competitiveness. The prices of raw materials may continue to fluctuate in light of changes in the market conditions of such materials.

4.
Production and Equipment
A.
Production capacity and output
(1)
Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2025 H1(1)	2024(1)	2023(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	2,402	6,573	5,223
(1)
Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a given period. The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

12

(2)
Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2025 H1(1)	2024(1)	2023(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	2,209	5,656	4,256
(1)
Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.
B.
Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2025 H1	Actual working hours in 2025 H1	Average utilization ratio
Gumi	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)	100.0%
Paju	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)	100.0%
Guangzhou	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)	100.0%
(1)
Number of days is calculated by averaging the number of working days for each facility.
C.
Investment plan

In 2024, our total capital expenditures on a cash out basis was around ~~W~~2.2 trillion. In 2025, we plan to maintain a similar level of capital expenditures as in 2024, at around the low-to-mid ~~W~~2 trillion range.

5.
Sales
A.
Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2025 H1	2024	2023
Display	Products	Display panel	Overseas(1)	11,024	25,496	20,634
			Korea(1)	482	960	620
			Total	11,506	26,456	21,254
	Royalty	LCD, OLED technology patent	Overseas(1)	72	61	16
			Korea(1)	0	0	0
			Total	72	61	16
	Others	Raw materials, components, etc.	Overseas(1)	54	52	46
			Korea(1)	20	47	14
			Total	74	99	60
	Total		Overseas(1)	11,150	25,609	20,696
			Korea(1)	502	1,007	634
			Total	11,652	26,616	21,330
(1)
Based on ship‑to‑party.

B.
Sales organization and sales route
•
As of June 30, 2025, each of our television, IT, mobile and auto product businesses had individual sales and customer support functions.
•
Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

13

•
Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries → Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. → System integrators and end‑brand customers → End users

2) LG Display Headquarters and overseas manufacturing subsidiaries → System integrators and end‑brand customers → End users

•
Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	98.0%
	Headquarters	2.0%
Overseas sales portion (overseas sales / total sales)		95.7%
Korea	Overseas subsidiaries	20.8%
	Headquarters	79.2%
Korea sales portion (Korea sales / total sales)		4.3%

(1) Percentage by sales route is based on revenue from the Display business segment.

C.
Sales methods and sales terms
•
Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.
D.
Sales strategy
•
With respect to television display products, we are strengthening our competitive advantages in the premium television display market by enhancing the performance of our OLED television display panels and advancing both product and technology sophistication levels. Furthermore, we are working towards strengthening our business portfolio and reinforcing consumer values through new growth businesses such as gaming and transparent products.
•
With respect to IT display products, we are continually strengthening the sales of high‑resolution, IPS, narrow bezel and other high‑end display panels with major global IT product manufacturers as our primary customer base.
•
With respect to mobile and other products (a wide range of products including smartphones, smartwatches and industrial products (including aviation and medical equipment, among others)), we are continuing to build a strong and diversified business portfolio and expand our global customer base by leveraging the strength of our differentiated technology and products such as OLED, narrow bezel, low-power consumption and thin and light features.
•
With respect to automotive display products, our business is steadily growing on the back of stable orders secured through our ability to deliver differentiated value to global automobile manufacturers leveraging our diversified technology and product portfolio that includes plastic OLED, advanced thin OLED and LTPS LCD panels.
E.
Major customers
•
Customers “A” and “B” each accounted for more than 10% of our sales revenue in the first half of 2025. Our sales revenue derived from our top ten customers comprised 90% of our total sales revenue in the first half of 2025 and 88% in the first half of 2024.

6.
Purchase Orders
•
We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of June 30, 2025, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

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7.
Risk Management and Derivative Contracts
A.
Risk management
(1)
Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

See Note 24 to our interim consolidated financial statements attached hereto for more information regarding our exposure to each of the risks listed above.

(2)
Risk management method

In order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross‑currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.
Derivative contracts
(1)
Currency risks

•
We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan, the Japanese Yen and the Vietnamese Dong.
•
Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.
•
As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into an aggregate of USD 1,585 million, CNY 700 million cross currency interest swap agreements with Shinhan Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a loss on valuation of derivative instruments in the amount of ~~W~~277 billion with respect to the above foreign exchange derivative instruments held during the reporting period.
(2)
Interest rate risks

•
Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.
•
As of the end of the reporting period, we entered into an aggregate of ~~W~~2,355 billion in interest rate swap agreements with Shinhan Bank and others, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~1 billion and a loss on valuation of derivative instruments in the amount of ~~W~~4 billion with respect to our interest rate derivative instruments held during the reporting period.

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8.
Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/ supply agreement	Hewlett‑Packard	January 2011 ~	Patent licensing of semi‑conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross‑licensing of LCD technology
	AUO Corporation	August 2011 ~	Patent cross‑licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross‑licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology
Real estate/others	LG Innotek Co., Ltd.	Date of contract: December 23, 2022 Term: December 26, 2022 ~ December 31, 2027	Lease of idle real estate property for rental income (the contract amount and other details are not disclosed in accordance with a non-disclosure agreement)
	LG Uplus Corp.	Date of contract: May 14, 2024	Sale of real estate property to enhance asset efficiency (for details, please refer to the Form 6-K furnished to the SEC on April 25, 2024)

9.
Research & Development (“R&D”)
A.
Summary of R&D‑related expenditures

(Unit: In millions of Won, except percentages)

Items		2025 H1	2024	2023
R&D Expenditures (prior to deducting governmental subsidies)		1,212,498	2,237,403	2,399,513
Governmental Subsidies		(110)	(705)	(718)
Net R&D‑Related Expenditures		1,212,388	2,236,698	2,398,795
Accounting Treatment(1)	R&D Expenses	876,022	1,687,315	1,906,616
	Development Cost (Intangible Assets)	336,366	549,383	492,179
R&D‑Related Expenditures / Revenue Ratio(2) (Total R&D‑Related Expenditures ÷ Revenue for the period × 100)		10.4%	8.4%	11.2%
(1)
For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.
(2)
Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

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B.
R&D achievements
Achievements in 2023
(1)
Developed the world’s first small- and medium-sized transparent WOLED product (30” HD)

•
Expanded market coverage with the development of a new product size (30”) for transparent small- and medium-sized display

•
Strengthened market leadership through achieving a transparency rate of 45% and increased luminance (600/200 nit)

(2)
Introduced the world’s first foldable pen touch notebook (17”)

•
Developed OLED panel for notebooks utilizing differentiated technologies such as the tandem OLED and a special folding structure

(3)
Developed the world’s first Gaming OLED 240Hz monitor product (39”, 34”)

•
Applied high-speed (240Hz), fast response time (0.03ms), high-luminance (275 nit @APL 100%) and curved (800R) OLED technology

•
Provided ultra-wide (21:9 aspect ratio) full-size OLED Gaming monitor product (initially provided in 45” and expanded further to provide 39” and 34” products)

Achievements in 2024
(1)
Developed the world’s first Gaming DFR product (31.5”)

•
Optimized display through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (UHD 240Hz) and high refresh rate (FHD 480 Hz) on a single display panel

•
Maximized sound effects by applying d-TAS (Display Thin Accurator)

(2)
Developed the world’s first Gaming OLED QHD 480Hz monitor product (27”)

•
Provided optimal gaming environment with the development of the world’s first OLED QHD 480Hz high refresh rate monitor product

(3)
Developed our first ATO-based notebook panel (13.4”)

•
Developed Slim & Light product (1.16t / 162g) through the application of advanced thin OLED structure

•
Developed high-efficiency OLED notebook panel product (SDR 400nit / HDR 500nit) utilizing Tandem OLED technology

•
Became our first notebook panel model to apply Touch on Encap technology

(4)
Developed our first Dual Resolution Gaming monitor product (27”)

•
Expanded the gaming monitor market and provided differentiated user experience by implementing the Dual Resolution feature

17

•
Enabled the use of a single monitor for both fast-paced (FHD 330Hz) games and high-resolution (UHD 165Hz) games

* Dual Resolution : UHD 165Hz ↔ FHD 330Hz

(5)
Developed next-generation Micro LED display product (22.3”)

•
Provided a large-screen and high-resolution, new user experience through Active Matrix Micro LED transfer technology, panel technology, compensation technology and mechanical technology

1) 22.3” Module for 136” 4K business-to-consumer products

2) 22.3” Module for infinitely expandable business-to-business products

(6)
Developed the world’s first ultra-large high resolution transparent OLED display product (77”)

•
Developed new television models and lifestyle solutions with ultra-large, high-resolution displays with 45% transparency

(7)
Developed the world’s first large-sized WOLED product based on 4-Stack technology (83/77/65/55/48” 4K television displays)

•
Strengthened the competitiveness of our WOLED flagship models by applying the 4-Stack technology to large-sized WOLED display panels for the first time in the industry

•
Improved customer value by delivering premium picture quality (luminance, color reproduction, and high-speed) while enhancing cost competitiveness

•
Established a foundation for market expansion by strengthening the potential to expand into the new high-end monitor market

Achievements in 2025
(1)
Developed the world’s first 45WUHD 165Hz Gaming OLED product

•
Optimized display based on intended use through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (WUHD 165Hz) and high refresh rate (WFHD 330Hz) on a single display panel

•
Enhanced gaming immersion through the application of an 800R Curved display

(2)
Developed the world’s first medium-sized OLED notebook panel product based on low-temperature polycrystalline oxide (“LTPO”) and Tandem technology (14”)

•
Developed Tandem OLED product with low power consumption and variable refresh rate based on LTPO technology

•
Developed a medium-sized OLED display product with low power consumption to lead the high-end notebook computers market

10.
Intellectual Property

As of June 30, 2025, our cumulative patent portfolio (including patents that have already expired) included 30,644 patents in Korea and 37,516 patents in other countries. In 2025, we registered 816 patents in Korea and 1,082 patents in other countries.

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11.
Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.
Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on‑site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)
Environmental pollutant emission regulations: Integrated Control of Pollutant-discharging Facilities Act, Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)
Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)
Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 and energy management system ISO 50001 certifications for all of our domestic and overseas production sites. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

We have been participating in the Carbon Disclosure Project (“CDP”), a globally recognized authority on environmental disclosure, and named to the Honors Club in the IT category of the Climate Change Korea Awards for nine consecutive years from 2016 to 2024. Such recognitions reflected our carbon management leadership based on our achievement of a 43% reduction in carbon emissions across our domestic and overseas business sites and the conversion of 39% of our total electricity consumption to renewable energy as of 2024, compared to their 2018 levels. In addition, we were recognized as a top-performing company in the water management category by the CDP Water Security Korea Awards for five consecutive years from 2018 to 2022. In 2023 and 2024, we received a Leadership A- rating in recognition of our excellence in managing water-related environmental impact, including the public disclosure of our mid- to long-term water reuse rate targets and water pollutant discharge levels.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, all of our domestic production facilities earned Gold ZWTL validation, our overseas subsidiary in Nanjing earned Platinum validation in 2022, and our Paju plant earned Platinum validation in June 2024. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we have obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue to promote the resource circulation of our products. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

19

We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.
Product environment management

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure (each such step, a “Gate”) that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect on July 22, 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams.

- Gate 01 (Business Partner Stage): An audit is conducted prior to the registration of a new business partner (including the inspection of the business partner’s hazardous substance response process)

- Gate 02 (Parts Development Stage): An environmental evaluation of each part under development is conducted (consisting of three stages: (1) document review; (2) XRF test and (3) precision analysis)

- Gate 03 (Product Development Stage): An environmental evaluation of the product model and product labeling are conducted (including RoHS verification)

- Gate 04 (Mass Production Stage): Process management through the periodic testing of mass-produced parts for any hazardous substances (including rate-based tests based on risk assessment)

We operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

- Level A-I (Prohibited Substances): Prohibited substances designated under the RoHS regulations (i.e., 10 regulated substances) and those designated by specific customers

- Level A-II (Prohibited Substances): Substances prohibited by regulations and conventions other than those covered under Level A-1 and those designated as such by customers

- Level B-I (Substances Subject to Voluntary Reduction): Substances that are being voluntarily replaced over a certain period of time

- Level B-II (Substances Under Observation): Substances that are not currently banned, but are expected to become prohibited in the future

Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen‑free combustion ion chromatography method in as IEC 62321‑3‑2, which was published in June 2013.

In 2017, we became the first display panel company to receive the SGS Eco Label accreditation for OLED television display modules from SGS, a global product testing/accreditation agency, and have since continually received such accreditation. In 2024, such accreditation has been updated to “SGS EEPS accreditation.” In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the same accreditation for its excellence in energy efficiency, and we have since maintained the SGS Eco Label for such products. In 2023, our high-end LCD panels for 16-inch notebooks and 27-inch monitors, in which we incorporated recycled materials for the first time, received the SGS Eco Label accreditation. In addition, our 30-inch and 55-inch transparent display products, for which we applied hazardous substance reduction technology, became the first in the industry to receive the SGS Eco Label accreditation. Moreover, in 2022, our 27-inch monitor display product that applied anti-bacterial films received the SGS Performance Mark accreditation for its anti-bacterial performance, and in 2023, our commercial display module that applied Plus-Bright energy consumption reduction technology obtained the SGS Performance Mark accreditation for its energy efficiency performance. Our high-end LCD panels

20

for 16-inch notebooks and 27-inch monitors also received the same accreditation for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance.

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED TV panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. In 2023, our high-end IT LCD panels (27-inch and smaller) received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, by achieving carbon emission reduction through the application of recycled materials and low energy consumption technologies. Our OLED panels for automotive products also received the same certification for achieving carbon emission through the application of light-control film integration technology. In 2024, our 14-inch high-end LCD panel product for notebook computers received the Product Carbon Footprint Reduction (PCR) certification from TÜV Rheinland through the application of bio-plastic, recycled materials and ultra-precision micro-processing technology. Additionally, upon verification by Underwriters Laboratories (UL), a global inspection and certification agency, such display panel also received the Environmental Claim Validation (ECV) certification. In 2025, we obtained the “Product Carbon Footprint Methodology” certification from TÜV Rheinland reflecting our establishment of a system to calculate carbon emissions generated throughout the entire product life cycle based on international standards and our proprietary evaluation methodology optimized for display panels, as well as an IT system for evaluating product carbon footprints. .

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our display panels for OLED televisions, OLED tablets, and PO mobile models and smartwatches.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.
Safety standards

Our products comply with the IEC 62638-1 global product safety standards, and we obtain CB and UL certifications on applicable products.

In order to promote the enhancement of safety for automobile manufacturers and consumers, we became the first display panel company in June 2016 to introduce a flame-resistant certification program for our display panels, which program includes flame resistance standards for automotive materials (including ISO 3795, DIN 75200 and FMVSS 302 standards) as well as for safety standards for information technology devices, which has been certified by TUV SUD. In 2022, we expanded the number of applicable flame resistance standards for such program from three to nine.

Furthermore, in 2021, we established infrastructure for flammability tests required under the United States Federal Aviation Administration’s FAR 25.853 standards and impact tests under RTCA DO-313 standards, and the reliability of these test results have been certified by TUV SUD.

D.
Green management

In accordance with Article 27 of the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we submitted a statement of our 2024 domestic emissions and energy usage to the Korean government in March 2025 after it was certified by DNV Business Assurance Korea, a government‑designated certification agency.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tons of CO2 equivalent; Tetra Joules)

Category	2024	2023	2022
Greenhouse gases	3,674	3,492	3,842
Energy	53,590	55,119	60,589

Note: Our greenhouse gas emission and energy usage data for 2022 and 2023 have been confirmed upon assessment by the Ministry of Environment. The data for 2024 have been verified by the relevant certification agency and will be updated after confirmation by the Ministry of Environment.

21

Since our designation as a target company for the greenhouse gas emission trading system in 2015, we have received greenhouse gas emission allowances from the government and at the same time submit our greenhouse gas emission calculations and specifications to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2018 to 2030 by 53% and a medium- to long-term goal to achieve carbon neutrality by 2050. In order to reduce greenhouse gas emissions, we plan to develop high-efficiency process gas scrubbers and low-carbon alternative gas technologies, strengthen company-wide power-saving activities and accelerate the transition to renewable energy. In addition to internal reduction efforts, in order to achieve carbon neutrality by 2050, we plan to externally offset residual emissions that are difficult to reduce technically. In addition, through our ESG governance (including ESG committee/management meetings), we will regularly monitor and report our carbon-neutral implementation progress to strengthen our execution capabilities and continually upgrade our roadmap to achieve carbon neutrality by 2050.

In order to reduce emissions of fluorinated gases (F-Gas) used in the dry etching process in our manufacturing operations, we have installed plasma equipment at our manufacturing sites since 2018, which is capable of reducing such emissions by over 90%. As a result, in 2024, we were able to reduce greenhouse gas emissions across our domestic and overseas business sites by 43% compared to their 2018 levels. In addition, in line with the renewable energy utilization program in Korea, which was initiated in 2021, our domestic business sites are shifting to renewable energy through the green premium program, while our overseas business sites in China and Vietnam are shifting to renewable energy through Renewable Energy Certificate (REC) purchases. In 2024, we converted 3,071 GWh of electricity (approximately 39% of our total electricity) to renewable energy.

We are enhancing the efficiency of our utility manufacturing equipment and improving the power usage of our production facilities through a company-wide organization dedicated to energy conservation. In addition, we are optimizing facility operations using Digital Transformation (DX)-based technologies, such as smart control systems for chillers, and are working with experts to minimize energy consumption for each equipment as part of our ongoing energy-saving initiatives.

22

E.
Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
January 19, 2023	Goyang Branch of Uijeongbu District Court	Court	Company	- Safety incident on January 13, 2021 (fine announced on January 11, 2023, ruling confirmed on January 19, 2023)	Fine of ~~W~~20 million	- Paid fine - Strengthened safety management standards and training program
November 13, 2023	Southern Seoul Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Non-payment of overtime pay - Article 36 and Provision 1 of Article 43 of the Labor Standards Act	—	- Implemented corrective orders, which were completed on November 27, 2023
December 16, 2023	Uijeongbu District Court	Court	Employee (Facility plant manager, Incumbent, 30 years of service)	- Safety incident on January 13, 2021 (fine announced on December 8, 2023, ruling confirmed on December 16, 2023)	Fine of ~~W~~5 million	- Paid fine
March 22, 2024	Supreme Court	Court	Two employees (former Team Leader and former Manager)	- Safety incident on January 13, 2021 (final appeal dismissed on March 15, 2024, ruling confirmed by the Appellate Court on March 22, 2024)	Final appeal dismissed (1 year of imprisonment subject to two years of probation for both the Team Leader and Manager)	—

23

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and certain of our employees were prosecuted for violating the Occupational Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million. The prosecution filed an appeal with respect to several of the prosecuted employees, which was dismissed by the Seoul Appellate Court on December 8, 2023. In addition, the judgment against the remaining defendants, including one of our employees but excluding two of our employees who filed a final appeal with the Supreme Court, was confirmed on December 16, 2023. The final appeals of the two employees were dismissed on March 15, 2024, and the Appellate Court’s ruling was confirmed on March 22, 2024. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

On May 19, 2023, an incident resulting in the death of one of our employees occurred, and we subsequently became subject to a non-periodic inspection by the Southern Branch Office of the Seoul Regional Employment and Labor Office. As a result of the labor inspection, we and our former CEO were alleged to have violated Article 53 of the Labor Standards Act on October 6, 2023, and the Southern Branch Office of Ministry of Employment and Labor conducted an investigation, which was completed on October 22, 2024 without any prosecution. In addition, on November 13, 2023, we had received a corrective order from the Southern Branch Office of the Seoul Regional Employment and Labor Office to pay ~~W~~239,743,773 in overtime wages to the relevant employees for violations of Article 36 and Provision 1 of Article 43 of the Labor Standards Act. On November 27, 2023, we had fulfilled the corrective order, and accordingly, we do not expect to be charged with any further penalties in relation to the corrective order. In the case of a corrective order, when such order is fulfilled, the case becomes concluded at the labor office level, and the labor office does not pursue further criminal action. In order to prevent the recurrence of similar events, we have established a special committee to improve the culture of our organization and have continued to implement ongoing remedial measures including the reorganization of our employee attendance system.

12.
Financial Information
A.
Financial highlights (Based on consolidated K‑IFRS).

(Unit: In millions of Won)

Description	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Current assets	7,268,151	10,123,037	9,503,186
Quick assets	4,399,579	7,451,795	6,975,458
Inventories	2,868,572	2,671,242	2,527,728
Non‑current assets	20,715,505	22,736,529	26,256,112
Investments in equity accounted investees	34,275	33,177	84,329
Property, plant and equipment, net	15,368,150	17,202,873	20,200,332
Intangible assets	1,569,372	1,558,407	1,773,955
Other non‑current assets	3,743,708	3,942,072	4,197,496
Total assets	27,983,656	32,859,566	35,759,298
Current liabilities	11,755,907	15,859,084	13,885,028
Non‑current liabilities	8,629,703	8,927,675	13,103,726
Total liabilities	20,385,610	24,786,759	26,988,754
Share capital	2,500,000	2,500,000	1,789,079
Share premium	2,759,184	2,773,587	2,251,113
Retained earnings	585,250	(18,512)	2,676,014
Other equity	638,834	995,823	515,976
Accumulated other comprehensive income held for sale	─	291,363	─
Non‑controlling interest	1,114,778	1,530,546	1,538,362
Total equity	7,598,046	8,072,807	8,770,544

24

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	11,652,254	26,615,347	21,330,819
Operating profit (loss)	(82,569)	(560,596)	(2,510,164)
Profit (loss) from continuing operations	653,739	(2,409,300)	(2,576,729)
Profit (loss) for the period	653,739	(2,409,300)	(2,576,729)
Profit (loss) attributable to:
Owners of the company	603,087	(2,562,606)	(2,733,742)
Non‑controlling interest	50,652	153,306	157,013
Basic earnings (loss) per share(1)	1,206	(5,438)	(7,177)
Diluted earnings (loss) per share(1)	1,206	(5,438)	(7,177)
Number of consolidated entities(2)	20	22	22
(1)
The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the year ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.
(2)
The number of consolidated entities is based on the consolidated entities (including the parent company) as of the end of the reporting period.
B.
Financial highlights (Based on separate K‑IFRS).

(Unit: In millions of Won)

Description	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Current assets	5,614,033	8,647,395	5,590,482
Quick assets	3,626,511	6,860,717	3,809,523
Inventories	1,987,522	1,786,678	1,780,959
Non‑current assets	20,023,639	21,151,656	24,141,930
Investments	3,892,054	3,939,474	4,932,063
Property, plant and equipment, net	11,117,813	11,913,336	13,584,247
Intangible assets	1,515,134	1,485,789	1,683,029
Other non‑current assets	3,498,638	3,813,057	3,942,591
Total assets	25,637,672	29,799,051	29,732,412
Current liabilities	15,952,684	20,865,495	16,422,259
Non‑current liabilities	5,403,675	5,137,758	7,628,598
Total liabilities	21,356,359	26,003,253	24,050,857
Share capital	2,500,000	2,500,000	1,789,079
Share premium	2,821,006	2,821,006	2,251,113
Retained earnings	(1,039,693)	(1,525,208)	1,641,363
Other equity	0	0	0
Total equity	4,281,313	3,795,798	5,681,555

25

(Unit: In millions of Won, except for per share data)

Description	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	10,757,702	25,178,688	19,811,015
Operating profit (loss)	(670,187)	(1,800,625)	(3,884,121)
Profit (loss) from continuing operations	484,840	(3,034,736)	(1,718,701)
Profit (loss) for the period	484,840	(3,034,736)	(1,718,701)
Basic earnings (loss) per share(1)	970	(6,440)	(4,512)
Diluted earnings (loss) per share(1)	970	(6,440)	(4,512)
(1)
The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the year ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

C.
Consolidated subsidiaries (as of June 30, 2025)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1) During the reporting period, we invested an additional ~~W~~1,450 million in LG Display Fund I LLC.

D.
Status of equity investments in associates (as of June 30, 2025)

Company	Carrying Amount (in millions)	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~ 30,853	40%
Arctic Sentinel, Inc.	-	10%
Cynora GmbH	-	10%
Material Science Co., Ltd.	~~W~~ 3,422	14%

Although our respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the six months ended June 30, 2025 and 2024, the aggregate amount of dividends we received from our affiliated companies was ~~W~~1,664 million and ~~W~~200 million, respectively.

26

13.
Audit Information
A.
Audit service

(Unit: In millions of Won, hours)

Description	2025 H1	2024	2023
Auditor	Samil PwC	Samil PwC	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,898 (602)(2)	1,800 (650)(2)	1,640 (590)(2)
Time required(3)	5,375	23,088	22,107
(1)
Compensation amount is the contracted amount for the full fiscal year.
(2)
Compensation amount in ( ) is for Form 20‑F filing and SOX 404 audit.
(3)
Figures are based on actual performance as of the date of this report.

B.
Non‑audit service

Period	Date of contract	Description of service	Period of service	Compensation
2025 H1	June 2025	Tax advice	June 2025 ~ December 2025	~~W~~50 million
2024	February 2024	Tax advice	March 2024 ~ December 2024	~~W~~50 million
	September 2024	Tax advice	September 2024 ~ March 2025	~~W4~~0 million
2023	—	—	—	—

* Based on direct contracts on a separate basis.

14.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules, and we plan to include such information in our annual report.

15.
Board of Directors
A.
Members of the board of directors

As of June 30, 2025, our board of directors consisted of two non‑outside directors, one non-standing director and four outside directors.

(As of June 30, 2025)

Name	Position	Primary responsibility
Cheoldong Jeong (1)	Representative Director (non‑outside)	Chairman of board of directors
Sunghyun Kim	Director (non‑outside), Chief Financial Officer and Executive Vice President	Overall head of finances
Sangwoo Lee (1)	Non-standing Director	Related to the overall management
Doo Cheol Moon (1)	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jung Suk Oh	Outside Director	Related to the overall management
Sang Hee Park	Outside Director	Related to the overall management
(1)
At the annual general meeting of shareholders held on March 20, 2025, Beom Jong Ha retired from his position as a non-standing director following the expiration of his term, Sangwoo Lee was newly appointed as a non-standing director, and Sunghyun Kim and Chung Hae Kang were reappointed as outside directors.

27

B.
Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of June 30, 2025, the Management Committee consisted of two non-outside directors, Cheoldong Jeong (Chairman) and Sunghyun Kim.

As of June 30, 2025, the composition of the Outside Director Nomination Committee was as follows.

(As of June 30, 2025)

Committee	Composition	Members(1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Sangwoo Lee, Doo Cheol Moon and Chung Hae Kang
(1)
Sangwoo Lee, Doo Cheol Moon and Chung Hae Kang were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 20, 2025.

As of June 30, 2025, the composition of the Audit Committee was as follows.

(As of June 30, 2025)

Committee	Composition	Members(1)
Audit Committee	4 outside directors	Doo Cheol Moon (Chairperson), Chung Hae Kang, Jung Suk Oh and Sang Hee Park
(1)
Doo Cheol Moon was reappointed as an outside director and a member of the Audit Committee on March 22, 2024 and was appointed as the chairperson on April 24, 2024.

As of June 30, 2025, the composition of the ESG Committee was as follows.

(As of June 30, 2025)

Committee	Composition	Members(1)
ESG Committee	1 non‑outside director and 4 outside directors	Doo Cheol Moon (Chairperson), Chung Hae Kang, Jung Suk Oh, Sang Hee Park and Cheoldong Jeong

(1) Chung Hae Kang was reappointed as a member of the committee on March 20, 2025.

As of June 30, 2025, the composition of the Related Party Transaction Committee was as follows.

(As of June 30, 2025)

Committee	Composition	Members(1)
Related Party Transaction Committee	1 non‑outside director and 3 outside directors	Chung Hae Kang (Chairperson), Jung Suk Oh, Sang Hee Park and Sunghyun Kim

(1) Sunghyun Kim and Chung Hae Kang were reappointed as members of the committee on March 20, 2025.

C.
Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

28

16.
Information Regarding Shares
A.
Total number of shares
(1)
Total number of shares authorized to be issued (as of June 30, 2025): 1,000,000,000 shares.
(2)
Total shares issued and outstanding (as of June 30, 2025): 500,000,000 shares.
B.
Shareholder list
(1)
Largest shareholder and related parties as of June 30, 2025:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	183,593,206	36.72%
Cheoldong Jeong	Executive of an affiliated company	22,460(1)	0.00%
(1)
Cheoldong Jeong, our Representative Director, acquired our shares through open market purchases on the Korea Exchange.

(2)
Shareholders who are known to us that own 5% or more of our shares as of June 30, 2025, which was the most recent record date:

Beneficial owner	Number of shares of common stock (1)	Equity interest
LG Electronics	183,593,206	36.72%
National Pension Service	25,672,422	5.13%
Employee Stock Ownership Association	24,458,216	4.89%
(1)
The number of shares of common stock is based on the most recent shareholder register as of June 30, 2025, and may differ from the actual shareholding status.

17.
Directors and Employees
A.
Directors
(1)
Remuneration for directors in 2025:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)(4)	Per capita average remuneration paid(3)
Non‑outside directors	3	990	495
Outside directors who are not audit committee members	—	—	—
Outside directors who are audit committee members	4	192	48
Total	7	1,182	197
(1)
Number of directors as of June 30, 2025.
(2)
The total compensation is based on the income under the Income Tax Act (earned income, other income and retirement income, each in accordance with Article 20, 21, and 22 of such act, respectively). It includes the compensation for the new members of the board of directors. Among the directors, one non-standing director is not compensated.
(3)
Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid in 2025 (excluding one non-standing director who is not compensated).

29

(2)
Standards of remuneration paid to non-outside and outside directors
•
Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•
Standards for base salary/position salary: relevant position and job responsibilities, among others
•
Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•
Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)
Remuneration for individual directors and audit committee members
•
Individual amount of remuneration paid in 2025 (among those paid over ~~W~~500 million per year)

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Cheoldong Jeong	Representative Director, President	720	-

•
Method of calculation

Name	Method of calculation
Cheoldong Jeong

Total remuneration

•
~~W~~720 million (consisting of ~~W~~720 million in salary).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and March and ~~W~~67.2 million between April and June were made.
•
Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and March and ~~W~~53.8 million between April and June were made.
•
A total of ~~W~~6 million of welfare benefits were paid between January and June in accordance with welfare benefits standards.

(4)
Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)
•
Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration(1)	Payment not included in total remuneration
Yoong Ki Min	Advisor	1,638	-
Jong Woo Kim	Advisor	1,564	-
J. Kenneth Oh	Former Senior Vice President	1,293	-
Seung Min Lim	Former Senior Vice President	942	-
Kwang Jin Kim	Advisor	915	-
(1)
Calculated based on the total amount of remuneration for 2025.

30

•
Method of calculation

Name	Method of calculation
Yoong Ki Min(1)

Total remuneration(2)

•
~~W~~1,638 million (consisting of ~~W~~175 million in salary and ~~W~~1,463 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~37.7 million between January and March and ~~W~~18.9 million between April and June were made.
•
A total of ~~W~~5 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Jong Woo Kim(1)

Total remuneration(2)

•
~~W~~1,564 million (consisting of ~~W~~177 million in salary and ~~W~~1,387 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~37.7 million between January and March and ~~W~~18.9 million between April and June were made.
•
A total of ~~W~~7 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

J. Kenneth Oh(1)

Total remuneration(2)

•
~~W~~1,293 million (consisting of ~~W~~98 million in salary and ~~W~~1,195 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March were made.
•
A total of ~~W~~3 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

31

Seung Min Lim(1)

Total remuneration(2)

•
~~W~~942 million (consisting of ~~W~~97 million in salary and ~~W~~845 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March were made.
•
A total of ~~W~~2 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (10 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Kwang Jin Kim(1)

Total remuneration(2)

•
~~W~~915 million (consisting of ~~W~~149 million in salary and ~~W~~766 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March and ~~W~~15.8 million between April and June were made.
•
A total of ~~W~~7 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (9 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1) Each of Yoong Ki Min (advisor), Jong Woo Kim (advisor), J. Kenneth Oh (former senior vice president), Seung Min Lim (former senior vice president) and Kwang Jin Kim (advisor) retired from our company effective as of March 31, 2025.

(2) Calculated based on the total amount of remuneration for 2025.

(5)
Stock options
•
Not applicable.

32

B.
Employees

As of June 30, 2025, we had 25,057 employees (excluding our directors). On average, our male employees have served 14.8 years and our female employees have served 12.2 years. The total amount of salary paid to our employees for 2025 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~994,755 million for our male employees and ~~W~~127,945 million for our female employees. The following table provides details of our employees as of June 30, 2025:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2025(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	21,426	994,755	46	14.8
Female	3,631	127,945	35	12.2
Total	25,057	1,122,700	45	14.4
(1)
Includes part‑time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)
Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2025 was ~~W~~208,900 million and the per capita welfare benefit provided was ~~W~~8.3 million.
(3)
Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)
Includes incentive payments to employees who have transferred from our affiliated companies.
(5)
Calculated using the sum of the average monthly salary.

C.
Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)

Number of executive officers	Total salary in 2025	Average salary per capita(1)
80	15,846	185
(1)
Calculated using the sum of the average monthly salary.

18.
Other Matters
A.
Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. The trial for the case in the United Kingdom has been completed and an appeal is currently in progress, while no trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.
Status of collateral pledged to related party

As of the end of the reporting period, we have not provided any collateral in connection with borrowings or debt guarantees arising from transactions with our major shareholders.

C.
Material events subsequent to the reporting period

None.

33

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2025 and 2024

(With Report on Review of Condensed Consolidated Interim Financial Statements)

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2025, and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2025 and 2024, and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2025 and 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 4, 2025. The consolidated statement of financial position as at December 31, 2024, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2024.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

August 11, 2025

Seoul, Korea

This report is effective as of August 11, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Interim Statements of Financial Position
As of June 30, 2025 and December 31, 2024

(In millions of won)	Note		June 30, 2025 (Unaudited)	December 31, 2024

Assets
Cash and cash equivalents	4, 24	~~W~~	1,665,511	2,021,640
Deposits in banks	4, 24		900	600
Trade accounts and notes receivable, net	5, 15, 24, 26		2,211,350	3,624,477
Other accounts receivable, net	5, 24		186,165	250,029
Other current financial assets	6, 24		83,221	328,621
Inventories, net	7		2,868,572	2,671,242
Prepaid income tax			39,427	12,774
Assets held for sale	27		-	983,317
Other current assets			213,005	230,337
Total current assets			7,268,151	10,123,037
Deposits in banks	4, 24		11	11
Investments in equity accounted investees	8		34,275	33,177
Other non-current financial assets	6, 24		132,627	232,652
Property, plant and equipment, net	9, 18		15,368,150	17,202,873
Intangible assets, net	10, 18		1,569,372	1,558,407
Investment Property	11, 18		25,974	27,911
Deferred tax assets, net			3,484,315	3,504,177
Defined benefits assets, net	13		76,625	160,752
Other non-current assets			24,156	16,569
Total non-current assets			20,715,505	22,736,529
Total assets		~~W~~	27,983,656	32,859,566
Liabilities
Trade accounts and notes payable	24, 26	~~W~~	3,739,246	4,156,149
Current financial liabilities	12, 24, 25, 26		5,552,859	6,527,450
Other accounts payable	24		1,678,441	1,720,670
Accrued expenses			551,258	634,473
Income tax payable, net			21,816	65,366
Provisions	14		88,127	105,251
Advances received			37,758	904,628
Liabilities held for sale	27		-	1,656,841
Other current liabilities			86,402	88,256
Total current liabilities			11,755,907	15,859,084
Non-current financial liabilities	12, 24, 25		8,031,249	8,091,407
Non-current provisions	14		53,481	60,908
Defined benefit liabilities, net	13		1,114	1,093
Long-term advances received			-	220,500
Other non-current liabilities	24, 26		543,859	553,767
Total non-current liabilities			8,629,703	8,927,675
Total liabilities		~~W~~	20,385,610	24,786,759
Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Share premium	16		2,759,184	2,773,587
Retained earnings(Accumulated deficit)			585,250	(18,512)
Reserves	16		638,834	995,823
Accumulated other comprehensive income held for sale	27		-	291,363
Equity attributable to owners of the Parent			6,483,268	6,542,261
Non-controlling interests			1,114,778	1,530,546
Total equity			7,598,046	8,072,807
Total liabilities and equity		~~W~~	27,983,656	32,859,566

See accompanying notes to the condensed consolidated interim financial statements.

3

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Interim Statements of Comprehensive Income(Loss)
For the three-month and six-month periods ended June 30, 2025 and 2024

			For the three-month periods ended June 30		For the six-month periods ended June 30
(In millions of won, except earnings (loss) per share amounts)			2025	2024	2025	2024
	Note		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	17, 18, 26	~~W~~	5,586,956	6,708,199	11,652,254	11,961,174
Cost of sales	7, 19, 26		(5,079,248)	(6,094,596)	(10,401,742)	(11,129,683)
Gross profit			507,708	613,603	1,250,512	831,491
Selling expenses	19, 20		(104,477)	(145,325)	(221,800)	(269,946)
Administrative expenses	19, 20		(181,256)	(218,073)	(422,212)	(441,025)
Research and development expenses	19		(338,008)	(343,878)	(689,069)	(683,625)
Operating loss			(116,033)	(93,673)	(82,569)	(563,105)
Finance income	22		365,636	177,451	545,949	379,653
Finance costs	22		(437,591)	(417,562)	(774,558)	(825,270)
Other non-operating income	21		1,891,063	371,675	2,208,367	803,563
Other non-operating expenses	21		(712,338)	(471,961)	(1,055,080)	(1,220,106)
Equity in income of equity accounted investees, net			1,161	1,441	1,294	3,288
Profit (loss) before income tax			991,898	(432,629)	843,403	(1,421,977)
Income tax benefit (expense)			(101,127)	(38,169)	(189,664)	189,903
Profit (loss) for the period			890,771	(470,798)	653,739	(1,232,074)
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities			549	(1,480)	675	(4,269)
Other comprehensive income (loss) from associates	8		-	(1)	-	(95)
			549	(1,481)	675	(4,364)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		(715,990)	240,420	(719,651)	493,948
Other comprehensive income (loss) from associates	8, 16		(374)	236	1,433	(68)
			(716,364)	240,656	(718,218)	493,880
Other comprehensive income (loss) for the period, net of income tax			(715,815)	239,175	(717,543)	489,516
Total comprehensive income (loss) for the period		~~W~~	174,956	(231,623)	(63,804)	(742,558)
Profit (loss) attributable to:
Owners of the Parent			865,812	(506,527)	603,087	(1,289,684)
Non-controlling interests			24,959	35,729	50,652	57,610
Profit (loss) for the period		~~W~~	890,771	(470,798)	653,739	(1,232,074)
Total comprehensive income (loss) attributable to:
Owners of the Parent			223,313	(305,363)	(44,590)	(880,100)
Non-controlling interests			(48,357)	73,740	(19,214)	137,542
Total comprehensive income(loss) for the period		~~W~~	174,956	(231,623)	(63,804)	(742,558)
Earnings (loss) per share (in won)
Basic earnings (loss) per share	23	~~W~~	1,732	(1,013)	1,206	(2,917)
Diluted earnings (loss) per share	23	~~W~~	1,732	(1,013)	1,206	(2,917)

See accompanying notes to the condensed consolidated interim financial statements.

4

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Interim Statements of Changes in Equity
For the six-month periods ended June 30, 2025 and 2024

				Attributable to owners of the Parent Company
		Share capital	Share premium	Retained earnings (Accumulated deficit)	Reserves	Other comprehensive income classified as held for sales		Non-controlling interests	Total equity
(In millions of won)							Sub-total
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	2,676,014	515,976	-	7,232,182	1,538,362	8,770,544
Total comprehensive income (loss) for the period
Profit (loss) for the period		-	-	(1,289,684)	-	-	(1,289,684)	57,610	(1,232,074)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	(4,269)	-	-	(4,269)	-	(4,269)
Foreign currency translation differences for foreign operations		-	-	-	414,016	-	414,016	79,932	493,948
Other comprehensive loss from associates		-	-	(95)	(68)	-	(163)	-	(163)
Total other comprehensive income (loss)		-	-	(4,364)	413,948	-	409,584	79,932	489,516
Total comprehensive income (loss) for the period	~~W~~	-	-	(1,294,048)	413,948	-	(880,100)	137,542	(742,558)
Transaction with owners, recognized directly in equity
Capital Increase (Note 16)		710,921	569,893	-	-	-	1,280,814	-	1,280,814
Dividends to non-controlling shareholders in subsidiaries		-	-	-	-	-	-	(129,216)	(129,216)
Total transaction with owners, recognized directly in equity		710,921	569,893	-	-	-	1,280,814	(129,216)	1,151,598
Balances at June 30, 2024 (Unaudited)	~~W~~	2,500,000	2,821,006	1,381,966	929,924	-	7,632,896	1,546,688	9,179,584
Balances at January 1, 2025	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Total comprehensive income (loss) for the period
Profit for the period		-	-	603,087	-	-	603,087	50,652	653,739
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	675	-	-	675	-	675
Foreign currency translation differences for foreign operations		-	-	-	(358,422)	(291,363)	(649,785)	(69,866)	(719,651)
Other comprehensive loss from associates		-	-	-	1,433	-	1,433	-	1,433
Total other comprehensive income (loss)		-	-	675	(356,989)	(291,363)	(647,677)	(69,866)	(717,543)
Total comprehensive income (loss) for the period	~~W~~	-	-	603,762	(356,989)	(291,363)	(44,590)	(19,214)	(63,804)
Change in scope of Consolidation		-	(14,403)	-	-	-	(14,403)	(396,554)	(410,957)
Balances at June 30, 2025 (Unaudited)	~~W~~	2,500,000	2,759,184	585,250	638,834	-	6,483,268	1,114,778	7,598,046

See accompanying notes to the condensed consolidated interim financial statements.

5

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Interim Statements of Cash Flows
For the six-month periods ended June 30, 2025 and 2024

(In millions of won)			2025	2024
	Note		(Unaudited)	(Unaudited)

Cash flows from (used in) operating activities:
Cash generated from operations	25	~~W~~	711,363	859,955
Income taxes paid			(120,778)	(84,360)
Interests received			35,512	46,370
Interests paid			(383,669)	(490,864)
Cash flows from operating activities			242,428	331,101
Cash flows from (used in) investing activities:
Dividends received			1,930	200
Increase in deposits in banks			(1,200)	(1,000)
Proceeds from withdrawal of deposits in banks			900	572,013
Acquisition of financial assets at fair value through profit or loss			(727)	(3,063)
Proceeds from disposal of financial assets at fair value through profit or loss			1,436	116
Proceeds from disposal of assets held for sale			804,602	-
Acquisition of property, plant and equipment			(661,709)	(1,247,480)
Proceeds from disposal of property, plant and equipment			73,118	165,471
Acquisition of intangible assets			(453,813)	(479,186)
Proceeds from disposal of intangible assets			1,918	5,140
Government grants received			1,008	2,307
Proceeds from settlement of derivatives			98,259	183,219
Decrease in short-term loans			11,749	9,126
Increase in deposits			(2,354)	(1,575)
Decrease in deposits			4,896	875
Proceeds from disposal of greenhouse gas emission permits			-	6,494
Cash flows used in investing activities			(119,987)	(787,343)
Cash flows from (used in) financing activities:	25
Proceeds from short-term borrowings			2,425,311	2,809,097
Repayments of short-term borrowings			(1,735,983)	(3,569,093)
Repayments of current portion of bonds			(612,000)	(80,000)
Proceeds from long-term borrowings			2,736,625	1,970,455
Repayments of current portion of long-term borrowings			(3,304,222)	(2,168,236)
Payments of lease liabilities			(28,153)	(35,159)
Capital Increase			-	1,292,455
Transaction cost from capital increase			-	(11,641)
Subsidiaries' dividends distributed to non-controlling interests			(6,390)	(136,519)
Cash flows from (used in) financing activities			(524,812)	71,359
Net decrease in cash and cash equivalents			(402,371)	(384,883)
Cash and cash equivalents included in assets held for sale at January 1			158,415	-
Cash and cash equivalents at January 1			2,021,640	2,257,522
Effect of exchange rate fluctuations on cash held			(112,173)	101,510
Cash and cash equivalents included in assets held for sale at June 30			-	-
Cash and cash equivalents at June 30		~~W~~	1,665,511	1,974,149

See accompanying notes to the condensed consolidated interim financial statements.

6

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

1.
Reporting Entity

(a)
Description of the Parent Company

LG Display Co., Ltd. (the "Parent Company") was incorporated in February 1985 and the Parent Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2025, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2025, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of June 30, 2025, 500,000,000 shares of the Parent Company's common stock is listed on Korea Exchange under the identifying code 034220, and 22,800,134 American Depository Shares ("ADSs", 2 ADSs represent one share of common stock) is listed on the New York Stock Exchange under the symbol "LPL".

7

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

1.
Reporting Entity, Continued

(b)
Consolidated Subsidiaries as of June 30, 2025

Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose, U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12, 1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15, 2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Business facility maintenance
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

8

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

1.
Reporting Entity, Continued

(b)
Consolidated Subsidiaries as of June 30, 2025, Continued

(*1) For the six-month period ended June 30, 2025, the Parent Company contributed ~~W~~1,450 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Parent Company has invested ~~W~~40,100 million in MMT (Money Market Trust).

(c)
Change in scope of Consolidation

Subsidiaries	Location	Percentage of ownership(%)	Reason
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100	Disposal
LG Display (China) Co., Ltd.	Guangzhou, China	80	Disposal

9

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.
Basis of Preparation

(a)
Application of accounting standards

The Group's condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2024.

(b)
Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)
Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency

(d)
Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The actual results may differ from these estimates at the end of the interim reporting period which are based on management's best estimate, as the underlying assumptions may vary from actual outcomes.

(e)
Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

(i)
Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea – Lack of Exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because exchangeability between two currencies is lacking. The amendments do not have a significant impact on the financial statements.

10

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

2.
Basis of Preparation, Continued

(f)
Accounting standards and Interpretation issued but not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for June 30, 2025 reporting periods and have not been early adopted by the Group.

(i)
Amendments to Korean IFRS 1109 Financial Instrument and Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The key amendments are as follows. The Group is currently reviewing the impact of these amendments on it’s financial statements.

-
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
-
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term;
-
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

(ii)
Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 shall be effective for fiscal years beginning on or after January 1, 2026, and early application is effective. The amendments are not expected to have a significant impact on the financial statements.

-
Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter
-
Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance
-
Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price
-
Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
-
Korean IFRS 1007 Statement of Cash Flows: Cost method

(g)
Income Tax Expense

The Group is within the scope of the Pillar Two model rules, and applied the exception to recognizing and disclosing information about deferred tax.

11

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

3.
Accounting Policies

The accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2024, except for the application of Korean IFRS 1034 Interim Financial Reporting.

4.
Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents
Deposits	~~W~~	1,665,511	2,021,640
Deposits in banks
Time deposits	~~W~~	900	600
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a)
Details of trade accounts and notes receivable and other accounts receivable as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Trade accounts and notes receivable, net	~~W~~	2,211,350	3,624,477
Other accounts receivable
Non-trade receivables, net	~~W~~	154,939	227,477
Accrued income, net		31,226	22,552
Subtotal		186,165	250,029
Total		2,397,515	3,874,506

12

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(b) The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025
		Original amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,194,688	151,971	(965)	(582)
1-15 days past due		14,740	7,113	(1)	(10)
16-30 days past due		-	30	-	-
31-60 days past due		1,379	9,161	-	(3)
More than 60 days past due		1,509	18,508	-	(23)
Total	~~W~~	2,212,316	186,783	(966)	(618)

(In millions of won)		December 31, 2024
		Original amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,609,870	207,928	(1,369)	(464)
1-15 days past due		15,951	37,722	(14)	(2)
16-30 days past due		4	1,915	-	(1)
31-60 days past due		35	350	-	(3)
More than 60 days past due		-	2,592	-	(8)
Total	~~W~~	3,625,860	250,507	(1,383)	(478)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025		2024
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	1,383	478	933	207
(Reversal of) bad debt expense		(417)	140	80	110
At June 30	~~W~~	966	618	1,013	317

13

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

6.
Other Financial Assets

Details of other financial assets as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025	December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	43,961	186,676
Fair value hedging derivatives
Derivatives (*2)	~~W~~	-	99,116
Financial assets carried at amortized cost
Deposits	~~W~~	12,618	10,429
Short-term loans		20,236	26,098
Subtotal	~~W~~	32,854	36,527
Other financial assets
Lease receivables	~~W~~	6,406	6,302
Total	~~W~~	83,221	328,621
Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	113,242	120,501
Convertible securities		-	1,470
Derivatives (*1)		4,640	69,575
Subtotal	~~W~~	117,882	191,546
Fair value hedging derivatives
Derivatives (*2)	~~W~~	-	19,982
Financial assets carried at amortized cost
Deposits	~~W~~	6,018	6,318
Long-term loans		5,284	11,045
Subtotal	~~W~~	11,302	17,363
Other financial assets
Lease receivables	~~W~~	3,443	3,761
Total	~~W~~	132,627	232,652

(*1) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

14

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

7.
Inventories

Details of inventories as of June 30, 2025 and December 31, 2024 are as follows:

(i) As of June 30, 2025

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	934,640	(35,726)	898,914
Work-in-process		1,326,064	(52,130)	1,273,934
Raw materials		520,812	(14,586)	506,226
Supplies		211,421	(21,923)	189,498
Total	~~W~~	2,992,937	(124,365)	2,868,572

(ii) As of December 31, 2024

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	995,999	(51,305)	944,694
Work-in-process		1,184,516	(82,655)	1,101,861
Raw materials		477,929	(17,648)	460,281
Supplies		184,869	(20,463)	164,406
Total	~~W~~	2,843,313	(172,071)	2,671,242

For the six-month periods ended June 30, 2025 and 2024, the amount of inventories recognized as expenses and (reversal of) loss on valuation of inventory allowance are as follows:

(In millions of won)		2025	2024
Cost of sales	~~W~~	10,401,742	11,129,683
Inventories recognized as expense		10,452,157	11,096,028
(Reversal of) write-downs of inventories included in (deducted from) cost of sales		(50,415)	33,655

15

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

8.
Investments in equity accounted investees

Details of investments in associates as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
Associates	Location	Closing	Business	June 30, 2025			December 31, 2024
				Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	Production of glass for display	40%	~~W~~	30,853	40%	~~W~~	29,479
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	Development and production of tablet for kids	10%		-	10%		-
Cynora GmbH	Bruchsal, Germany	December	Development of organic light emitting materials for displays and lighting devices	10%		-	10%		-
Material Science Co., Ltd.	Seoul, South Korea	December	Development, production, and sales of materials for display	14%		3,422	14%		3,698
Total					~~W~~	34,275		~~W~~	33,177

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the six-month periods ended June 30, 2025 and 2024 amounted to ~~W~~1,664 million and ~~W~~200 million, respectively.

16

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

9.
Property, Plant and Equipment

(a) Changes in property, plant and equipment for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	17,202,873	20,200,332
Acquisitions		625,563	920,468
Depreciation		(2,005,751)	(2,307,877)
Disposals		(97,647)	(161,907)
Impairment loss (*)		(1,457)	(72,531)
Effect of movements in exchange rates and others		(354,423)	427,021
Government grants received		(1,008)	(2,307)
Book value as of June 30	~~W~~	15,368,150	19,003,199

(*) If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b) For the six-month period ended June 30, 2025, the capitalized borrowing costs amounted to ~~W~~6,554 million (For the six-month period ended June 30, 2024: ~~W~~33,664 million), and capitalization rate is 4.82% (For the six-month period ended June 30, 2024: 5.73%).

10.
Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	1,558,407	1,773,955
Acquisitions		67,907	53,652
Acquisitions by Internal Development		340,636	355,209
Amortization		(384,776)	(386,031)
Disposals		(4,067)	(5,466)
Impairment loss (*)		(1,505)	(49,913)
Others		266	-
Effect of movements in exchange rates		(7,496)	18,104
Book value as of June 30	~~W~~	1,569,372	1,759,510

(*) If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of intangible assets.

17

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

11.
Investment Property

(a) Changes in investment property for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	27,911	32,995
Depreciation		(2,550)	(2,541)
Others		613	-
Book value as of June 30	~~W~~	25,974	30,454

(b) For the six-month period ended June 30, 2025, rental revenue from investment property is ~~W~~5,114 million (For the six-month period ended June 30, 2024: ~~W~~4,024 million) and rental cost is ~~W~~2,725 million (For the six-month period ended June 30, 2024: ~~W~~2,717 million).

12.
Financial Liabilities

(a)
Details of financial liabilities as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Current
Short-term borrowings	~~W~~	1,536,842	969,595
Current portion of long-term borrowings		3,750,413	4,907,390
Current portion of bonds		180,354	611,882
Derivatives (*)		36,754	3,762
Lease liabilities		48,496	34,821
Total	~~W~~	5,552,859	6,527,450
Non-current
Long-term borrowings	~~W~~	7,618,420	7,535,290
Bonds		334,604	525,957
Derivatives (*)		46,756	7,006
Lease liabilities		31,469	23,154
Total	~~W~~	8,031,249	8,091,407

(*) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

18

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

12.
Financial Liabilities, Continued

(b) Details of short-term borrowings as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of June 30, 2025 (%)		June 30, 2025	December 31, 2024
Standard Chartered Bank Korea Limited and others	Working capital and others	2.60 ~ 6.13	~~W~~	1,536,842	969,595

(c) Details of Korean won denominated long-term borrowings as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Description	Latest Maturity date	Annual interest rate as of June 30, 2025 (%)		June 30, 2025	December 31, 2024
LG Electronics Inc.	Operating capital	-	-	~~W~~	-	1,000,000
Korea Development Bank and others	Facility capital and others	July 2025 ~ March 2030	2.41 ~ 5.65		4,232,512	3,668,538
Less: current portion					(1,133,000)	(1,861,000)
Total				~~W~~	3,099,512	2,807,538

(d) Details of foreign currency denominated long-term borrowings as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, USD and CNY)

Lender	Description	Latest Maturity date	Annual interest rate as of June 30, 2025 (%)		June 30, 2025	December 31, 2024
KEB Hana Bank and others	Facility capital and others	July 2025 ~ July 2029	2.13 ~ 6.70	~~W~~	7,136,321	7,774,142
Foreign currency equivalent of foreign currency borrowings					USD 2,144	USD 2,528
					CNY 22,350	CNY 20,164
Less: current portion					(2,617,413)	(3,046,390)
Total				~~W~~	4,518,908	4,727,752

19

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

12.
Financial Liabilities, Continued

(e) Details of bonds issued and outstanding as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2025 (%)		June 30, 2025	December 31, 2024
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2026 ~ February 2027	2.79~3.66	~~W~~	335,000	655,000
Privately issued bonds	January 2026	7.25		45,000	337,000
Less: discount on bonds				(424)	(705)
Less: current portion				(44,972)	(611,882)
Subtotal			~~W~~	334,604	379,413
Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.18	~~W~~	135,640	147,000
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(258)	(456)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)
Less: current portion				(135,382)	-
Subtotal			~~W~~	-	146,544
Total			~~W~~	334,604	525,957

(*1) Principal of the Korean won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

20

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

13.
Post-employment Benefits

(a) Defined benefit plans

The Parent Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or certain subsidiaries.

i) Details of net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	1,411,542	1,444,252
Fair value of plan assets		(1,487,053)	(1,603,911)
Total	~~W~~	(75,511)	(159,659)
Defined benefit liabilities, net	~~W~~	1,114	1,093
Defined benefit assets, net	~~W~~	(76,625)	(160,752)

ii) Details of plan assets as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Time deposits in banks	~~W~~	1,487,053	1,603,911

As of June 30, 2025, the Group maintains the plan assets primarily with Shinhan Bank , KEB Hana Bank and others.

iii) Details of expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Current service cost	~~W~~	36,862	38,603	73,786	77,225
Net interest cost		(1,562)	(4,713)	(3,123)	(9,427)
Total (*)	~~W~~	35,300	33,890	70,663	67,798

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~5,344 million (for the six-month period ended June 30, 2024: ~~W~~5,161 million).

(b) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan for the six-month period ended June 30, 2025 is ~~W~~14,746 million (for the six-month period ended June 30, 2024: ~~W~~8,726 million).

21

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

14.
Provisions

Changes in provisions for the six-month periods ended June 30, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2025	~~W~~	7,479	152,683	5,997	166,159
Additions		3,537	23,219	5,132	31,888
Usage		(11,016)	(38,002)	(7,421)	(56,439)
At June 30, 2025	~~W~~	-	137,900	3,708	141,608
Current	~~W~~	-	84,419	3,708	88,127
Non-current	~~W~~	-	53,481	-	53,481

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2024

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	173,795	5,880	181,481
Additions (reversal)		126	41,744	(1,033)	40,837
Usage		-	(68,429)	-	(68,429)
At June 30, 2024	~~W~~	1,932	147,110	4,847	153,889
Current	~~W~~	1,932	91,687	4,847	98,466
Non-current	~~W~~	-	55,423	-	55,423

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

22

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

15.
Contingent Liabilities and Commitments

(a)
Legal Proceedings

Anti-trust litigations

The Group and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. The Group continues its vigorous defense of this pending proceeding. As of June 30, 2025, it cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceeding described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)
Commitments

Factoring and securitization of accounts receivable

The Parent Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, up to USD 1,000 million (~~W~~1,356,400 million). As of June 30, 2025, the amount of discounted accounts receivable in connection with these agreements that is outstanding is USD 153 million (~~W~~207,822 million). In relation to the above agreements, the financial institutions have the right of recourse for accounts receivable that are past due.

The Group has assignment agreements with Standard Chartered Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~4,320,134 million. As of June 30, 2025, the amount of the sold accounts receivable in connection with these agreements that is outstanding is ~~W~~1,357,704 million. In relation to the above agreements, the financial institutions do not have the right of recourse for accounts receivable that are past due.

Loan commitment

As of June 30, 2025, the Group has entered into agreements with Hana Bank and other banks for credit lines and opening of letter of credits up to ~~W~~3,616,039 million.

Payment guarantees

As of June 30, 2025, the Parent Company obtained payment guarantees amounting of USD 600 million (~~W~~813,840 million) from KB Kookmin Bank and other banks for advances previously recognized in connection with the long-term supply agreements.

The Group is provided with the payment guarantees for the borrowings amounting to USD 975 million (~~W~~ 1,322,490 million) by the Export-Import Bank of Korea and others.

The Group has entered into agreements with Seoul Guarantee Insurance Co., Ltd., China Construction Bank Corporation and others to receive guarantees up to KRW 1,921 million, CNY 830 million (~~W~~157,003 million), JPY 900 million (~~W~~8,451 million), VND 78,818 million (~~W~~4,099 million), and USD 0.2 million (~~W~~246 million) for the performance guarantees, payment of consumption tax, import value-added tax, customs duties, and electricity charges.

23

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

15.
Contingent Liabilities and Commitments, Continued

License agreements

As of June 30, 2025, the Group has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

Collateral

Details of collateral provided by the Group as of June 30, 2025 are as follows:

(In millions of won, CNY)

Collateral	Carrying amount	Maximum amount of credit	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	62,335	326,400	Korea Development Bank and others	68,000
Property, plant and equipment and others (*)	228,982	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others	692,971	-	China Construction Bank Corporation and others	CNY 4,500

(*) The carrying amount of collateral amounting to ~~W~~228,982 million includes collateral asset of ~~W~~62,335 million for collateralized borrowings of ~~W~~68,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of June 30, 2025 is ~~W~~484,166 million.

24

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

16.
Share Capital, Share Premium and Reserves

(a)
Share capital and Share premium

The total number of shares to be issued by the Parent Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024 : 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the share capital of the parent company for the six-month period ended June 30, 2025.

The Parent Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the capital stock increased by ~~W~~710,921 million to ~~W~~2,500,000 million in the three-month period ended March 31, 2024.

Capital surplus as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Share premium	~~W~~	2,821,006	2,821,006
Other capital surplus		(61,822)	(47,419)
Total	~~W~~	2,759,184	2,773,587

25

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

16.
Share Capital, Share Premium and Reserves, Continued

(b)
Reserves

Reserves consist mainly of the following:

Foreign currency translation differences for foreign operations

Foreign currency translation differences for foreign operations comprise all foreign currency differences arising from the translation of the financial statements of overseas subsidiaries and others.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity method investment.

Reserves as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Foreign currency translation differences for foreign operations	~~W~~	666,897	1,025,319
Other comprehensive loss from associates		(28,063)	(29,496)
Other comprehensive income held for sale		-	291,363
Total	~~W~~	638,834	1,287,186

17.
Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Sales of goods	~~W~~	5,513,542	6,673,609	11,506,498	11,908,545
Royalties		38,143	10,670	71,688	14,252
Others (*)		35,271	23,920	74,068	38,377
Total	~~W~~	5,586,956	6,708,199	11,652,254	11,961,174

(*) Others include rental revenue.

For the six-month period ended June 30, 2025, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting period is ~~W~~1,104,101 million (For the six-month period ended June 30, 2024 : ~~W~~199,745 million).

26

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

18.
Geographic and Other Information

(a)
Revenue by geography (Customer based)

(In millions of won) Region
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Domestic	~~W~~	262,065	264,528	502,244	518,733
Foreign
China		3,317,672	4,493,015	7,250,932	8,056,729
Asia (excluding China)		1,150,717	977,624	2,094,403	1,585,687
North America		428,542	551,920	970,973	1,028,870
Europe		427,960	421,112	833,702	771,155
Subtotal	~~W~~	5,324,891	6,443,671	11,150,010	11,442,441
Total	~~W~~	5,586,956	6,708,199	11,652,254	11,961,174

“Company A” and “Company B” accounted for more 10% of the group’s revenue for the six-month period ended June 30, 2025, with amounts of ~~W~~6,003,772 million and ~~W~~1,638,250 million, respectively. (For the six-month period ended June 30, 2024: ~~W~~6,146,621 million and ~~W~~1,629,172 million, respectively). The Group’s top ten customers together accounted for 90% of revenue for the six-month period ended June 30, 2025 (the six-month period ended June 30, 2024: 88%).

27

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

18.
Geographic and Other Information, Continued

(b)
Non-current assets by geography

(In millions of won)
Region		June 30, 2025			December 31, 2024
		Property, plant and equipment	Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	11,117,984	1,515,319	25,974	11,913,201	1,485,876	27,911
Foreign
China		1,501,624	11,367	-	2,099,653	16,792	-
Vietnam		2,732,225	31,707	-	3,181,152	41,574	-
Others		16,317	10,979	-	8,867	14,165	-
Subtotal	~~W~~	4,250,166	54,053	-	5,289,672	72,531	-
Total	~~W~~	15,368,150	1,569,372	25,974	17,202,873	1,558,407	27,911

(c)
Revenue by type of products and services

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
TV	~~W~~	1,114,411	1,586,762	2,459,504	2,711,554
IT		2,294,680	2,931,272	4,402,456	5,058,911
Mobile and others (*)		1,609,362	1,595,803	3,692,484	3,082,861
AUTO		568,503	594,362	1,097,810	1,107,848
Total (*)	~~W~~	5,586,956	6,708,199	11,652,254	11,961,174

(*) This includes royalties and other revenue.

For the six-month period ended June 30, 2025, the proportion of revenue from OLED products to total revenue was 55%(for the six-month period ended June 30, 2024 : 50%).

28

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

19.
The Nature of Expenses

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Changes in inventories	~~W~~	87,519	287,535	(197,331)	(554,064)
Purchases of raw materials and others		2,373,865	2,928,360	5,289,256	6,055,023
Depreciation and amortization		1,169,948	1,380,508	2,367,800	2,659,685
Outsourcing		330,622	291,699	625,977	555,431
Labor		825,598	877,917	1,725,815	1,768,429
Supplies and others		210,305	226,760	439,498	447,324
Utility		299,757	330,468	635,876	660,335
Fees and commissions		153,870	175,691	324,560	343,294
Freight cost		26,833	39,144	57,543	75,081
Advertising		13,037	16,478	26,846	30,765
Warranty		6,132	32,826	23,219	41,744
Travel		11,805	12,405	22,442	27,984
Taxes and dues		24,546	34,213	57,701	70,744
Others		169,152	167,868	335,621	342,504
Total (*)	~~W~~	5,702,989	6,801,872	11,734,823	12,524,279

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

29

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

20.
Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Salaries	~~W~~	85,596	86,636	217,650	179,300
Post-employment benefit		6,376	5,925	12,859	11,712
Other employee benefits		19,031	21,304	40,036	42,903
Freight cost		17,696	25,276	38,370	48,039
Fees and commissions		54,405	57,542	108,109	117,115
Depreciation and amortization		54,690	70,523	109,646	138,203
Taxes and dues		3,988	15,980	14,748	33,342
Advertising		13,037	16,478	26,846	30,765
Warranty		6,132	32,826	23,219	41,744
Insurance		2,856	3,722	6,193	7,078
Travel		3,213	2,978	6,085	7,050
Training		1,832	2,216	5,165	6,189
Others		16,881	21,992	35,086	47,531
Total	~~W~~	285,733	363,398	644,012	710,971

30

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

21.
Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Foreign currency gain	~~W~~	1,058,272	328,295	1,364,558	740,365
Gain on disposal of assets held for sale		764,565	-	764,565	-
Gain on disposal of property, plant and equipment		5,893	38,570	14,453	44,199
Others		62,333	4,810	64,791	18,999
Total	~~W~~	1,891,063	371,675	2,208,367	803,563

(b) Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Foreign currency loss	~~W~~	685,505	435,621	997,237	1,041,699
Loss on disposal of property, plant and equipment		17,153	23,707	38,880	40,498
Impairment loss on property, plant and equipment		1,483	6,610	3,746	76,228
Impairment loss on intangible assets		1,052	-	1,505	49,996
Others		7,145	6,023	13,712	11,685
Total	~~W~~	712,338	471,961	1,055,080	1,220,106

31

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

22.
Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Finance income
Interest income	~~W~~	10,322	23,172	32,360	44,479
Foreign currency gain		321,008	50,953	411,125	86,892
Gain on transaction of derivatives		33,989	98,047	99,639	183,219
Gain on valuation of derivatives		(737)	5,257	845	65,041
Gain on valuation of financial assets at fair value through profit or loss		784	-	1,676	-
Others		270	22	304	22
Total	~~W~~	365,636	177,451	545,949	379,653
Finance costs
Interest expense	~~W~~	174,336	238,051	375,358	456,437
Foreign currency loss		25,220	170,690	100,731	344,840
Loss on sale of trade accounts and notes receivable		8,396	5,037	10,604	16,899
Loss on valuation of derivatives		225,650	1,375	281,238	2,082
Loss on valuation of financial assets at fair value through profit or loss		1,195	-	2,012	-
Others		2,794	2,409	4,615	5,012
Total	~~W~~	437,591	417,562	774,558	825,270

32

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

23.
Earnings (Loss) Per Share

(a)
Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In won and number of shares)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Profit (Loss) for the period	~~W~~	865,811,895,713	(506,527,094,145)	603,086,465,449	(1,289,683,653,408)
Weighted-average number of common shares outstanding		500,000,000	500,000,000	500,000,000	442,188,801
Basic earnings (loss) per share	~~W~~	1,732	(1,013)	1,206	(2,917)

Due to paid-in capital increase for the six-month period ended June 30, 2024, the number of outstanding shares has increased.

(b) Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there are no dilution effects of potential common stocks.

33

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Parent Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, and VND, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

i) Exposure to currency risk

The Group’s exposure to foreign currency risk for major foreign currencies as of June 30, 2025 and December 31, 2024 is as follows:

(In millions)	Net exposure
	June 30, 2025	December 31, 2024
USD	(1,205)	(215)
JPY	(13,298)	(13,932)
CNY	(22,121)	(26,923)
VND	(1,050,718)	(1,485,175)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 630 million (2024: USD 500 million) and CNY 700 million (2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 955 million (2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, there is no balance which were entered into to manage currency risk with respect to advances received in foreign currency. (2024: USD 750 million)

34

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

i) Exposure to currency risk, Continued

Average exchange rates applied for the six-month periods ended June 30, 2025 and 2024 and the exchange rates at June 30, 2025 and December 31, 2024 are as follows:

(In won)		Average rate		Reporting date spot rate
		2025	2024	June 30, 2025	December 31, 2024
USD	~~W~~	1,427.38	1,349.50	1,356.40	1,470.00
JPY		9.62	8.88	9.39	9.36
CNY		196.53	186.72	189.16	201.27
VND		0.0556	0.0541	0.0520	0.0577

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of June 30, 2025 and December 31, 2024, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)		June 30, 2025		December 31, 2024
		Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(61,833)	(67,026)	(7,533)	(27,651)
JPY (5 percent weakening)		(4,802)	(4,852)	(5,001)	(5,123)
CNY (5 percent weakening)		(209,466)	813	(270,943)	(1)
VND (5 percent weakening)		(2,106)	(2,106)	(3,303)	(3,303)

A stronger won against the above currencies as of June 30, 2025 and December 31, 2024 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

35

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 955 million (~~W~~1,295,362 million) and interest rate swap contracts amounting to ~~W~~2,355,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2025 and December 31, 2024 is as follows:

(In millions of won)		June 30, 2025	December 31, 2024

Fixed rate instruments
Financial assets	~~W~~	1,666,411	2,023,710
Financial liabilities		(3,472,528)	(4,722,962)
Total	~~W~~	(1,806,117)	(2,699,252)
Variable rate instruments
Financial liabilities	~~W~~	(9,948,105)	(9,827,152)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2025 and December 31, 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)		Equity		Profit or loss
		1%p increase	1%p decrease	1%p increase	1%p decrease
June 30, 2025
Variable rate instruments	~~W~~	(76,690)	76,690	(76,690)	76,690
December 31, 2024
Variable rate instruments	~~W~~	(75,758)	75,758	(75,758)	75,758

36

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Financial assets carried at amortized cost
Cash equivalents	~~W~~	1,665,511	2,021,640
Deposits in banks		911	611
Trade accounts and notes receivable, net		1,645,731	2,500,608
Non-trade receivables, net		154,939	227,477
Accrued income, net		31,226	22,552
Deposits		18,636	16,747
Loans		25,520	37,143
Subtotal		3,542,474	4,826,778
Other financial assets
Lease receivables	~~W~~	9,849	10,063
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	-	1,470
Derivatives		48,601	256,251
Subtotal	~~W~~	48,601	257,721
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	565,619	1,123,869
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098
Total	~~W~~	4,166,543	6,337,529

37

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2025 and December 31, 2024.

38

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

(i) As of June 30, 2025

(In millions of won)			Contractual cash flows in
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	12,905,675	13,787,670	3,351,362	2,359,846	3,509,139	4,567,323	-
Bonds		514,958	541,799	11,041	190,865	339,893	-	-
Trade accounts and notes payable (*)		3,739,246	3,739,246	3,738,861	385	-	-	-
Other accounts payable (*)		1,678,441	1,680,541	1,607,634	72,907	-	-	-
Long-term other accounts payable		229,354	263,141	-	-	63,751	170,906	28,484
Security deposits received		166,002	190,123	678	870	7,010	181,565	-
Lease liabilities		79,965	83,585	35,576	15,011	15,265	15,701	2,032
Derivative financial liabilities
Derivatives	~~W~~	83,510	34,887	23,005	11,180	1,948	(1,246)	-
Cash outflow		-	1,861,480	556,390	173,916	393,644	737,530	-
Cash inflow		-	(1,826,593)	(533,385)	(162,736)	(391,696)	(738,776)	-
Total	~~W~~	19,397,151	20,320,992	8,768,157	2,651,064	3,937,006	4,934,249	30,516

(*) As of June 30, 2025, it includes ~~W~~1,119,283 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

39

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

(ii) As of December 31, 2024

(In millions of won)			Contractual cash flows in
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,412,275	14,453,995	3,730,807	2,609,727	3,941,215	4,146,933	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	-
Trade accounts and notes payable (*)		4,156,149	4,156,149	3,884,788	271,361	-	-	-
Other accounts payable (*)		1,720,670	1,723,867	1,404,896	318,971	-	-	-
Long-term other accounts payable		279,774	323,400	-	-	69,090	192,570	61,740
Security deposits received		160,713	189,214	-	808	6,841	181,565	-
Lease liabilities		57,975	60,653	23,948	12,681	13,889	9,423	712
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	-
Cash outflow		-	75,016	21,402	20,467	22,342	10,805	-
Cash inflow		-	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	-
Total	~~W~~	20,936,163	22,104,354	9,676,908	3,228,633	4,452,103	4,658,945	87,765

(*) As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

40

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

(d)
Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Group is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Group regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
		June 30, 2025	December 31, 2024
Total liabilities	~~W~~	20,385,610	24,786,759
Total equity		7,598,046	8,072,807
Cash and deposits in banks (*1)		1,666,411	2,022,240
Borrowings (including bonds)		13,420,633	14,550,114
Total liabilities to equity ratio		268%	307%
Net borrowings to equity ratio (*2)		155%	155%

(*1) Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.

(*2) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

(e)
Determination of fair value

(i)
Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

41

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025		December 31, 2024
		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,665,511	(*1)	2,021,640	(*1)
Deposits in banks		911	(*1)	611	(*1)
Trade accounts and notes receivable, net		1,645,731	(*1)	2,500,608	(*1)
Non-trade receivables		154,939	(*1)	227,477	(*1)
Accrued income		31,226	(*1)	22,552	(*1)
Deposits		18,636	(*1)	16,747	(*1)
Loans		25,520	(*1)	37,143	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	113,242	113,242	120,501	120,501
Convertible securities		-	-	1,470	1,470
Derivatives		48,601	48,601	256,251	256,251
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	565,619	(*1)	1,123,869	(*1)
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	119,098
Other financial assets
Lease receivables		9,849	(*1)	10,063	(*1)
Financial liabilities carried at amortized cost
Borrowings	~~W~~	12,905,675	12,956,390	13,412,275	13,482,726
Bonds		514,958	517,335	1,137,839	1,142,725
Trade accounts and notes payable		3,739,246	(*1)	4,156,149	(*1)
Other accounts payable		1,907,795	(*1)	2,000,444	(*1)
Security deposits received		166,002	(*1)	160,713	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	83,510	83,510	10,768	10,768
Other financial liabilities
Lease liabilities	~~W~~	79,965	(*2)	57,975	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.
(*2) Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

42

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Group measures fair value for financial reporting purposes, including fair value measurements, which are classified as “Level 3”. The Group consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

43

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

ii) Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,622	-	94,620	113,242
Derivatives		-	48,601	-	48,601
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	83,510	-	83,510

(In millions of won)		December 31, 2024			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,958	-	101,543	120,501
Convertible securities		-	-	1,470	1,470
Derivatives		-	256,251	-	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098	-	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	10,768	-	10,768

44

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025		December 31, 2024		Valuation technique	Input
Classification		Level 2	Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	-	94,620	-	101,543	Net asset value method and Comparable company analysis	Price to book value ratio
Convertible securities		-	-	-	1,470	Risk-adjusted discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		48,601	-	256,251	-	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	-	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	83,510	-	10,768	-	Discounted cash flow	Discount rate and Exchange rate

45

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation techniques and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	12,956,390	Discounted cash flow	Discount rate
Bonds		-	-	517,335	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2024			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	13,482,726	Discounted cash flow	Discount rate
Bonds		-	-	1,142,725	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025	December 31, 2024
Borrowings, bonds and others	2.87~3.50%	3.70%~3.96%

46

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

24.
Financial Risk Management, Continued

v) There is no transfer between Level 1, Level 2 and Level 3 for the six-month periods ended June 30, 2025 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
Classification		January 1, 2025	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	June 30, 2025
Equity instruments	~~W~~	101,543	727	-	-	(7,650)	94,620
Convertible securities		1,470	-	(1,399)	-	(71)	-

(In millions of won)
Classification		January 1, 2024	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	June 30, 2024
Equity instruments	~~W~~	87,027	3,063	(128)	-	6,488	96,450
Convertible securities		3,127	-	-	-	100	3,227

47

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

25.
Cash Flow Information

(a) Details of cash flows generated from operations for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Profit (loss) for the period	~~W~~	653,739	(1,232,074)
Adjustments for:	~~W~~
Income tax expense (benefit)		189,664	(189,903)
Depreciation and amortization (Note 19)		2,367,800	2,659,685
Gain on foreign currency translation		(500,296)	(208,878)
Loss on foreign currency translation		189,890	395,877
Post-employment benefit (Note 13)		70,663	67,798
Gain on disposal of assets held for sale		(764,565)	-
Gain on disposal of property, plant and equipment		(14,453)	(44,199)
Loss on disposal of property, plant and equipment		38,880	40,498
Impairment loss on property, plant and equipment		3,746	76,228
Impairment loss on intangible assets		1,505	49,996
Expense on increase of provisions		31,888	41,744
Finance income		(516,502)	(305,283)
Finance costs		637,542	744,913
Equity in income of equity method accounted investees, net		(1,294)	(3,288)
Others		(52,721)	(9,790)
Changes in:	~~W~~
Trade accounts and notes receivable		156,964	(431,775)
Other accounts receivable		325,127	(34,771)
Inventories		(287,558)	(476,962)
Other current assets		37,172	(42,674)
Other non-current assets		(8,153)	(4,812)
Trade accounts and notes payable		(1,839,729)	94,658
Other accounts payable		115,691	(225,223)
Accrued expenses		(96,446)	(1,042)
Provisions		(61,053)	(69,462)
Advances received		(94,556)	(14,849)
Proceeds from settlement of derivatives		79,881	10,733
Other current liabilities		(2,676)	(22,987)
Defined benefit liabilities, net		13,301	(8,632)
Other non-current liabilities		37,912	4,429
Cash generated from operations	~~W~~	711,363	859,955

48

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

25.
Cash Flow Information, Continued

(b) Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
				Non-cash transactions
		January 1, 2025	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2025
Short-term borrowings	~~W~~	969,595	689,328	(122,081)	-	-	1,536,842
Long-term borrowings		12,442,680	(567,597)	(510,926)	5,828	(1,152)	11,368,833
Bonds		1,137,839	(612,000)	(11,338)	457	-	514,958
Lease liabilities		57,975	(28,153)	(37,026)	-	87,169	79,965
Dividend payable		6,390	(6,390)	-	-	-	-
Total	~~W~~	14,614,479	(524,812)	(681,371)	6,285	86,017	13,500,598

(In millions of won)
				Non-cash transactions
		January 1, 2024	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2024
Short-term borrowings	~~W~~	1,875,635	(759,996)	89,505	-	-	1,205,144
Long-term borrowings		13,165,351	(197,781)	561,668	2,161	3,887	13,535,286
Bonds		1,488,143	(80,000)	9,938	861	-	1,418,942
Lease liabilities		73,364	(35,159)	3,869	-	21,542	63,616
Dividend payable		7,302	(136,519)	-	-	129,217	-
Total	~~W~~	16,609,795	(1,209,455)	664,980	3,022	154,646	16,222,988

49

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

25.
Cash Flow Information, Continued

(c) For the six-month period ended June 30, 2025, the Group disposed of its subsidiaries, LG Display Guangzhou Co., Ltd. and LG Display (China) Co., Ltd. and details of the disposals are as follows:

(In millions of won)
		2025
Total consideration from disposal
Cash and cash equivalents	~~W~~	2,195,097
Other receivables and others		17,321
Subtotal	~~W~~	2,212,418
Carrying amount of disposed assets
Cash and cash equivalents	~~W~~	1,390,495
Trade accounts and notes receivable, net		1,523,477
Inventories, net		63,516
Property, plant and equipment		606,636
Others		11,525
Subtotal	~~W~~	3,595,649
Carrying amount of disposed liabilities
Trade accounts and notes payable	~~W~~	329,993
Financial liabilities		1,063,548
Other accounts payables and others		102,211
Others		722
Subtotal	~~W~~	1,496,474
Non-controlling interests	~~W~~	396,554
Reclassification of foreign currency translation differences for foreign operations		254,768
Gain on disposal		764,565

50

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

26.
Related Parties and Others

(a) Related parties

Details of related parties as of June 30, 2025 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Parent Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Parent Company	Subsidiaries of LG Electronics Inc.

(*) Details of associates are described in Note 8.

51

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

26.
Related Parties and Others, Continued

(b) Details of major transactions with related parties for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	1,664	129,044	6,560
Material Science Co., Ltd.		-	-	203	-
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	145,317	-	8,244	140,986
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	16,900	-	-	39
LG Electronics Vietnam Haiphong Co., Ltd.		104,753	-	-	963
LG Electronics Nanjing New Technology Co., Ltd.		117,014	-	-	285
LG Electronics do Brasil Ltda.		19,241	-	-	55
LG Innotek Co., Ltd.		4,887	-	16,182	36,789
LG Electronics Mlawa Sp. z o.o.		579,427	-	-	606
LG Electronics Reynosa S.A. DE C.V.		420,337	-	-	700
LG Electronics Egypt S.A.E		6,319	-	-	6
LG Electronics Japan, Inc.		-	-	-	3,004
P.T. LG Electronics Indonesia		259,946	-	-	418
HI-M Solutek Co., Ltd		-	-	-	5,198
Others		210	-	148	2,537
Total		1,674,351	1,664	153,821	198,146

(*) Others include the amount of the acquisition of property, plant, and equipment.

52

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

26.
Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*)
Associates
AVATEC Co., Ltd.	~~W~~	-	200	45,294	2,743
Paju Electric Glass Co., Ltd.		-	-	116,875	4,043
WooRee E&L Co., Ltd.		-	-	3,868	15
YAS Co., Ltd.		-	-	4,217	6,685
Material Science Co., Ltd.		-	-	-	888
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	192,728	-	10,839	214,905
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	24,190	-	-	179
LG Electronics Vietnam Haiphong Co., Ltd.		146,725	-	-	4,295
LG Electronics Nanjing New Technology Co., Ltd.		193,315	-	-	465
LG Electronics do Brasil Ltda.		10,891	-	-	210
LG Innotek Co., Ltd.		5,589	-	9,182	41,122
LG Electronics Mlawa Sp. z o.o.		408,234	-	-	607
LG Electronics Reynosa S.A. DE C.V.		374,801	-	-	394
LG Electronics Egypt S.A.E		9,565	-	-	15
LG Electronics Japan, Inc.		-	-	-	2,989
LG Electronics RUS, LLC		-	-	-	4,005
P.T. LG Electronics Indonesia		242,161	-	-	588
HI-M Solutek Co., Ltd		-	-	-	3,557
Others		5	-	91	1,952
Total		1,608,204	200	190,366	289,657

(*) Others include the amount of the acquisition of property, plant, and equipment.

53

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

26.
Related Parties and Others, Continued

(c) Details of balances of receivables and payables from transactions with related parties as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	-	66,299	64,140
Material Science Co., Ltd.		-	-	39	261
Entity that has significant influence over the Parent Company
LG Electronics Inc. (*1)	~~W~~	78,605	179,710	86,091	1,071,592
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	20,353	72,521	110	921
LG Electronics Nanjing New Technology Co., Ltd.		21,833	61,922	3	15
LG Electronics India Pvt. Ltd.		6,016	3,317	-	-
LG Innotek Co., Ltd. (*2)		1,445	1,803	219,087	207,258
LG Electronics Mlawa Sp. z o.o.		81,160	149,789	11	131
LG Electronics Reynosa S.A. DE C.V.		93,801	55,500	-	-
P.T. LG Electronics Indonesia	~~W~~	51,123	63,719	50	53
Others		3,570	17,322	3,560	6,397
Total	~~W~~	357,906	605,603	375,250	1,350,768

(*1) Trades accounts and notes payable and others for LG Electronics Inc. as of December 31, 2024 includes borrowings of ~~W~~1,000,000 million(see Note 12.(C))

(*2) Trade accounts and note payable and others for LG Innotek Co., Ltd. as of June 30, 2025 and December 31, 2024 includes deposits received amount ~~W~~180,000 million from lease agreement.

54

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

26.
Related Parties and Others, Continued

(d) Details of significant financial transactions with related parties and others for the six-month periods ended June 30, 2025 and 2024 are as follows:

	2025
(In millions of won)	Company Name		Repayment of borrowings
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	1,000,000

	2024
(In millions of won)	Company Name		Capital increase	Collection of loans
Associates	WooRee E&L Co., Ltd. (*)	~~W~~	-	219
Entity that has significant influence over the Company	LG Electronics Inc.		436,031	-

(*) For the year ended December 31, 2024, it was excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

55

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

26.
Related Parties and Others, Continued

(e) Large Enterprise Group Transactions

According to the 'Related Party Disclosures' under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the six-month periods ended June 30, 2025 and 2024 and as of June 30, 2025 and December 31, 2024, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)
		For the six-month period ended June 30, 2025		June 30, 2025
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	1,188	-	163
LG Chem Ltd. and its subsidiaries		234	173,711	145	139,046
D&O Corp. and its subsidiaries		129	6,245	-	3,122
LG Corp. (*)		-	27,077	8,994	-
LG Management Development Institute		-	22,593	3	575
LG CNS Co., Ltd. and its subsidiaries		76	106,822	3	43,986
LG Household & Health Care Ltd. and its subsidiaries		-	39	-	1
HSAD Inc. and its subsidiaries		-	621	-	74
Robostar Co., Ltd.		-	134	-	68
Total	~~W~~	439	338,430	9,145	187,035

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of June 30, 2025 are ~~W~~3,044 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the six-month period ended June 30, 2025 is ~~W~~3,453 million.

56

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

26.
Related Parties and Others, Continued

(In millions of won)
		For the six-month period ended June 30, 2024		December 31, 2024
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	1,579	-	164
LG Chem Ltd. and its subsidiaries		264	278,396	188	239,895
D&O Corp. and its subsidiaries (*1)		141	61,675	-	86,714
LG Corp. (*2)		-	28,992	7,551	10,731
LG Management Development Institute		-	13,303	3	340
LG CNS Co., Ltd. and its subsidiaries		97	98,529	-	78,229
LG Household & Health Care Ltd. and its subsidiaries		-	48	-	-
HSAD Inc. and its subsidiaries		-	4,318	-	542
Robostar Co., Ltd.		-	306	-	2,398
Total	~~W~~	105,802	487,146	7,742	419,013

(*1) Among the D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024.

(*2) According to the lease agreement signed with LG Corp., no recognized lease liabilities as of December 31, 2024. The amount of lease repayment for the six-month period ended June 30, 2024 is ~~W~~4,395 million.

57

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

26.
Related Parties and Others, Continued

(f) Key management personnel compensation

Details of compensation costs of key management for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Short-term benefits	~~W~~	1,216	1,197
Post-employment benefit		393	483
Total	~~W~~	1,609	1,680

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(g) At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

58

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024 (Unaudited), and December 31, 2024

27.
Assets and Liabilities Held for Sale (Disposal Group)

For the year ended December 31, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction was completed on April 1, 2025.

59

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2025 and 2024

(With Report on Review of Condensed Interim Financial Statements)

Report on Review of Condensed Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed interim financial statements of LG Display Co., Ltd. (referred to as the “Company”). These condensed interim financial statements consist of the interim statement of financial position of the Company as at June 30, 2025, and the related interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2025 and 2024, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2025 and 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the statement of financial position of the Company as at December 31, 2024, and the related statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 4, 2025. The statement of financial position as at December 31, 2024, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2024.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

August 11, 2025

Seoul, Korea

This report is effective as of August 11, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.
Separate Interim Statements of Financial Position
As of June 30, 2025 and December 31, 2024
(In millions of won)	Note		June 30, 2025 (Unaudited)	December 31, 2024
Assets
Cash and cash equivalents	4, 23	~~W~~	204,441	238,477
Trade accounts and notes receivable, net	5, 15, 23, 25		3,050,389	4,964,594
Other accounts receivable, net	5, 23		176,685	215,920
Other current financial assets	6, 23		74,435	320,071
Inventories, net	7		1,987,522	1,786,678
Prepaid income tax			980	2,492
Assets held for sale	26		-	1,016,645
Other current assets			119,581	102,518
Total current assets			5,614,033	8,647,395
Deposits in banks	4, 23		11	11
Investments, net	8		3,892,054	3,939,474
Other non-current accounts receivable, net	5, 23		6,696	9,679
Other non-current financial assets	6, 23		27,495	123,523
Property, plant and equipment, net	9		11,117,813	11,913,336
Intangible assets, net	10		1,515,134	1,485,789
Investment property	11		25,974	27,911
Deferred tax assets, net			3,338,572	3,474,990
Defined benefits assets, net	13		76,486	160,564
Other non-current assets			23,404	16,379
Total non-current assets			20,023,639	21,151,656
Total assets		~~W~~	25,637,672	29,799,051
Liabilities
Trade accounts and notes payable	23, 25	~~W~~	9,644,736	12,011,544
Current financial liabilities	12, 23, 24, 25		4,241,407	5,866,670
Other accounts payable	23		1,430,583	1,438,724
Accrued expenses			446,218	483,236
Provisions	14		87,143	103,962
Advances received			32,905	899,164
Other current liabilities			69,692	62,195
Total current liabilities			15,952,684	20,865,495
Non-current financial liabilities	12, 23, 24		4,814,221	4,308,608
Non-current provisions	14		53,481	60,908
Long-term advances received			-	220,500
Other non-current liabilities	23, 25		535,973	547,742
Total non-current liabilities			5,403,675	5,137,758
Total liabilities			21,356,359	26,003,253
Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Share premium	16		2,821,006	2,821,006
Accumulated deficit			(1,039,693)	(1,525,208)
Total equity			4,281,313	3,795,798
Total liabilities and equity		~~W~~	25,637,672	29,799,051

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.
Separate Interim Statements of Comprehensive Income (Loss)
For the three-month and six-month periods ended June 30, 2025 and 2024

(In millions of won, except earnings (loss) per share amounts)			For the three-month periods ended June 30		For the six-month periods ended June 30
			2025	2024	2025	2024
	Note		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	17, 25	~~W~~	5,137,636	6,122,223	10,757,702	11,259,241
Cost of sales	7, 18, 25		(5,012,123)	(6,026,177)	(10,386,082)	(11,265,465)
Gross profit (loss)			125,513	96,046	371,620	(6,224)
Selling expenses	18, 19		(43,913)	(72,011)	(100,908)	(132,677)
Administrative expenses	18, 19		(127,753)	(142,406)	(257,928)	(288,793)
Research and development expenses	18		(335,077)	(339,510)	(682,971)	(675,007)
Operating loss			(381,230)	(457,881)	(670,187)	(1,102,701)
Finance income	21		322,347	337,010	554,381	499,197
Finance costs	21		(326,512)	(325,795)	(579,669)	(620,602)
Other non-operating income	20		1,922,940	311,512	2,160,880	655,297
Other non-operating expenses	20		(573,720)	(425,065)	(831,969)	(1,110,734)
Profit (loss) before income tax			963,825	(560,219)	633,436	(1,679,543)
Income tax benefit (expense)			(114,392)	27,012	(148,596)	269,891
Profit (loss) for the period			849,433	(533,207)	484,840	(1,409,652)
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities			549	(1,480)	675	(4,269)
Other comprehensive income (loss) for the period, net of income tax			549	(1,480)	675	(4,269)
Total comprehensive income (loss) for the period		~~W~~	849,982	(534,687)	485,515	(1,413,921)
Earnings (loss) per share (in won)
Basic earnings (loss) per share	22	~~W~~	1,699	(1,066)	970	(3,188)
Diluted earnings (loss) per share	22	~~W~~	1,699	(1,066)	970	(3,188)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.
Separate Interim Statements of Changes in Equity
For the six-month periods ended June 30, 2025 and 2024

		Share capital	Share premium	Retained earnings (Accumulated deficit)	Other capital	Total equity
(In millions of won)
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	1,641,363	-	5,681,555
Total comprehensive loss for the period
Loss for the period		-	-	(1,409,652)	-	(1,409,652)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	(4,269)	-	(4,269)
Total comprehensive loss for the period	~~W~~	-	-	(1,413,921)	-	(1,413,921)
Transaction with owners, recognized directly in equity
Capital increase (Note 16)		710,921	569,893	-	-	1,280,814
Balances at June 30, 2024 (unaudited)	~~W~~	2,500,000	2,821,006	227,442	-	5,548,448
Balances at January 1, 2025	~~W~~	2,500,000	2,821,006	(1,525,208)	-	3,795,798
Total comprehensive income for the period
Profit for the period		-	-	484,840	-	484,840
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	675	-	675
Total comprehensive income for the period	~~W~~	-	-	485,515	-	485,515
Balances at June 30, 2025 (unaudited)	~~W~~	2,500,000	2,821,006	(1,039,693)	-	4,281,313

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.
Separate Interim Statements of Cash Flows
For the six-month periods ended June 30, 2025 and 2024

(In millions of won)	Note		2025 (unaudited)	2024 (unaudited)
Cash flows from (used in) operating activities:
Cash used in operations	24	~~W~~	(314,958)	(1,722,164)
Income taxes paid			(10,164)	(11,044)
Interests received			10,566	8,974
Interests paid			(266,308)	(298,728)
Cash flows used in operating activities			(580,864)	(2,022,962)
Cash flows from (used in) investing activities:
Dividends received			102,399	228,833
Proceeds from disposal of financial assets at fair value through profit or loss			34	-
Acquisition of investments			(53,080)	(837,340)
Proceeds from disposal of investments			100,500	913,400
Proceeds from disposal of assets held for sale			1,979,561	-
Acquisition of property, plant and equipment			(459,757)	(807,040)
Proceeds from disposal of property, plant and equipment			71,806	165,292
Acquisition of intangible assets			(436,093)	(468,329)
Proceeds from disposal of intangible assets			1,918	5,140
Proceeds from settlement of derivatives			98,259	183,219
Decrease in short-term loans			11,749	9,126
Increase in deposits			-	(980)
Decrease in deposits			1,800	87
Proceeds from disposal of greenhouse gas emission permits			-	6,494
Cash flows from (used in) investing activities:			1,419,096	(602,098)
Cash flows from (used in) financing activities:	24
Proceeds from short-term borrowings			3,269,930	4,033,497
Repayments of short-term borrowings			(2,897,576)	(2,642,243)
Repayments of current portion of bonds			(612,000)	(80,000)
Proceeds from long-term borrowings			1,837,493	1,457,135
Repayments of current portion of long-term borrowings			(2,467,928)	(1,656,016)
Payment guarantee fee received			3,512	3,739
Payments of payment guarantee fee			-	(759)
Capital increase			-	1,292,455
Transaction cost from capital increase			-	(11,641)
Payments of lease liabilities			(5,699)	(7,012)
Cash flows from (used in) financing activities			(872,268)	2,389,155
Net decrease in cash and cash equivalents			(34,036)	(235,905)
Cash and cash equivalents at January 1			238,477	334,502
Cash and cash equivalents at June 30		~~W~~	204,441	98,597

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

1. Organization and Description of Business

LG Display Co., Ltd. (the "Company") was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2025, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2025, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of June 30, 2025, 500,000,000 shares of the Company's common stock is listed on Korea Exchange under the identifying code 034220, and 22,800,134 American Depository Shares ("ADSs", 2 ADSs represent one share of common stock) is listed on the New York Stock Exchange under the symbol "LPL".

2. Basis of Preparation

(a) Application of accounting standards

The Company's condensed separate interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed separate interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2024.

(b) Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

2. Basis of Preparation, Continued

(c) Functional and Presentation Currency

Items included in the financial statements are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d) Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The actual results may differ from the estimates at the end of the interim reporting period which are based on management’s best estimate, as the underlying assumptions may vary from actual outcomes.

(e) Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

(i)
Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea - Lack of Exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because exchangeability between two currencies is lacking. The amendments do not have a significant impact on the financial statements.

(f) Accounting standards and Interpretation issued but not yet adopted by the Company

The following new accounting standards and interpretations have been published that are not mandatory for June 30, 2025 reporting periods and have not been early adopted by the Company.

(i)
Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The key amendments are as follows. The Company is currently reviewing the impact of these amendments on it’s financial statements.

-
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
-
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term;
-
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

2. Basis of Preparation, Continued

(ii)
Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 shall be effective for fiscal years beginning on or after January 1, 2026, and early application is effective. The amendments are not expected to have a significant impact on the financial statements.

-
Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards:
Hedge accounting by a first-time adopter
-
Korean IFRS 1107 Financial Instruments: Disclosures:

Gain or loss on derecognition and implementation guidance

-
Korean IFRS 1109 Financial Instruments:

Derecognition of lease liabilities and definition of transaction price

-
Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
-
Korean IFRS 1007 Statement of Cash Flows: Cost method

(g) Income Tax Expense

The Company is within the scope of the Pillar Two model rules, and applied the exception to recognizing and disclosing information about deferred tax.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

3. Accounting Policies

The accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2024, except for the application of Korean IFRS 1034, Interim Financial Reporting.

4. Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents
Deposits	~~W~~	204,441	238,477

Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a) Details of trade accounts and notes receivable and other accounts receivable as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Trade accounts and notes receivable, net	~~W~~	3,050,389	4,964,594
Other accounts receivable
Non-trade receivables, net		153,261	206,313
Accrued income, net		30,120	19,286
Subtotal		183,381	225,599
Total	~~W~~	3,233,770	5,190,193

(b) The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025
		Original Amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,037,373	150,125	(219)	(450)
1-15 days past due		11,859	7,124	(1)	(10)
16-30 days past due		-	26	-	-
31-60 days past due		1,377	8,056	-	-
More than 60 days past due		-	18,533	-	(23)
Total	~~W~~	3,050,609	183,864	(220)	(483)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(In millions of won)		December 31, 2024
		Original Amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,962,069	183,436	(362)	(283)
1-15 days past due		2,887	37,621	-	(2)
16-30 days past due		-	1,914	-	(1)
31-60 days past due		-	350	-	(3)
More than 60 days past due		-	2,575	-	(8)
Total	~~W~~	4,964,956	225,896	(362)	(297)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025		2024
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	362	297	234	78
(Reversal of) bad debt expense		(142)	186	123	67
At June 30	~~W~~	220	483	357	145

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

6. Other Financial Assets

Details of other financial assets as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	43,961	186,676
Fair value hedging derivatives
Derivatives (*2)	~~W~~	-	99,116
Financial assets carried at amortized cost
Deposits	~~W~~	10,238	8,181
Short-term loans		20,236	26,098
Subtotal	~~W~~	30,474	34,279
Total	~~W~~	74,435	320,071

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,802	22,138
Derivatives (*1)		4,640	69,575
Subtotal	~~W~~	26,442	91,713
Fair value hedging derivatives
Derivatives (*2)	~~W~~	-	19,982
Financial assets carried at amortized cost
Deposits	~~W~~	688	783
Long-term loans		365	11,045
Subtotal	~~W~~	1,053	11,828
Total	~~W~~	27,495	123,523

(*1) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

7. Inventories

Details of inventories as of June 30, 2025 and December 31, 2024 are as follows:

(i) As of June 30, 2025

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	374,645	(20,094)	354,551
Work-in-process		1,134,269	(50,443)	1,083,826
Raw materials		448,667	(13,070)	435,597
Supplies		130,214	(16,666)	113,548
Total	~~W~~	2,087,795	(100,273)	1,987,522

(ii) As of December 31, 2024

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	377,955	(29,308)	348,647
Work-in-process		1,003,741	(79,673)	924,068
Raw materials		435,557	(16,441)	419,116
Supplies		111,539	(16,692)	94,847
Total	~~W~~	1,928,792	(142,114)	1,786,678

For the six-month periods ended June 30, 2025 and 2024, the amount of inventories recognized as expenses and (reversal of) loss on valuation of inventory allowance are as follows:

(In millions of won)
		2025	2024
Cost of sales	~~W~~	10,386,082	11,265,465
Inventories recognized as expense		10,427,923	11,234,115
(Reversal of) write-downs of inventories included in (deducted from) cost of sales		(41,841)	31,350

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

8. Investments

(a)
Details of investments in subsidiaries as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of won)			June 30, 2025			December 31, 2024
Subsidiaries	Location	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
LG Display America, Inc.	San Jose, U.S.A.	Sales of display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sales of display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sales of display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sales of display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Production of display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sales of display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.(*1)	Guangzhou, China	Production of display products	-		-	100%		-
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sales of display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sales of display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Production and sales of LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Production of display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Business facility maintenance	100%		800	100%		800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	Production and sales of display products	-		-	51%		-
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Intellectual property management	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sales of display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A.	OLED intellectual property management	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Production and sales of display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Production and sales of LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	Investment in venture business and technologies	100%		99,386	100%		97,936
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	Production and sales of display products	70%		1,846,177	69%		1,794,547
MMT(Money Market Trust)(*4)	Seoul, South Korea	Management of trust assets	100%		40,100	100%		140,600
Total				~~W~~	3,848,748		~~W~~	3,896,168

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

8. Investments, Continued

(*1) For the year ended December 31, 2024, the contract was signed to sell 100% of its stake in LG Display Guangzhou Co., Ltd. and 51% of its stake in LG Display (China) Co., Ltd., and the transaction was completed on April 1, 2025.

(*2) For the six-month period ended June 30, 2025, the Company contributed ~~W~~1,450 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(*3) For the six-month period ended June 30, 2025, the Company acquired an additional shares of LG Display High-Tech (China) Co., Ltd. worth ~~W~~51,630 million. There was 1.2% increase in the Company’s percentage of ownership in LG Display High-Tech (China) Co., Ltd. as a result of this additional acquisitions.

(*4) For the six-month period ended June 30, 2025, the Company decreased by ~~W~~100,500 million as a result of acquisition and disposal of Money Market Trust. There was no change in the Company’s percentage of ownership in Money Market Trust with this regard.

(b)
Details of investments in associates as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of won)
			June 30, 2025			December 31, 2024
Associates	Location	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Production of glass for display	40%	~~W~~	39,608	40%	~~W~~	39,608
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Development and production of tablet for kids	10%		-	10%		-
Cynora GmbH	Bruchsal, Germany	Development of organic light emitting materials for displays and lighting devices	10%		-	10%		-
Material Science Co., Ltd.	Seoul, South Korea	Development, production and sales of materials for display	14%		3,698	14%		3,698
Total				~~W~~	43,306		~~W~~	43,306

Although the Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been classified as investments in associates.

Dividend income recognized from subsidiaries and associates for the six-month periods ended June 30, 2025 and 2024 amounted to ~~W~~95,053 million and ~~W~~220,337 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

9. Property, Plant and Equipment

(a) Changes in property, plant and equipment for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	11,913,336	13,584,247
Acquisitions		313,647	533,074
Depreciation		(1,021,695)	(1,289,105)
Disposals		(88,834)	(161,714)
Impairment reversal (loss) (*)		1,771	(67,530)
Others		(412)	(913)
Book value as of June 30	~~W~~	11,117,813	12,598,059

(*) If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b) For the six-month period ended June 30, 2025, the capitalized borrowing costs amounted to ~~W~~4,420 million (For the six-month period ended June 30, 2024: ~~W~~18,938 million), and capitalization rate is 4.77% (For the six-month period ended June 30, 2024: 5.50%).

10. Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	1,485,789	1,683,029
Acquisitions		61,462	53,758
Acquisitions by Internal Development		340,636	355,209
Amortization		(367,181)	(359,876)
Disposals		(4,067)	(5,466)
Impairment loss (*)		(1,505)	(49,913)
Book value as of June 30	~~W~~	1,515,134	1,676,741

(*) If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of intangible assets.

11. Investment Property

(a) Changes in investment property for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	27,911	32,995
Depreciation		(2,550)	(2,541)
Others		613	-
Book value as of June 30	~~W~~	25,974	30,454

(b) For the six-month period ended June 30, 2025, rental revenue from investment property is ~~W~~5,114 million (For the six-month period ended June 30, 2024: ~~W~~4,024 million) and rental cost is ~~W~~2,725 million (For the six-month period ended June 30, 2024: ~~W~~2,717 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

12. Financial Liabilities

(a)
Details of financial liabilities as of June 30, 2025 and December 31,2024 are as follows:

(In millions of won)		June 30, 2025	December 31, 2024
Current
Short-term borrowings	~~W~~	2,635,526	2,454,295
Current portion of long-term borrowings		1,377,152	2,787,100
Current portion of bonds		180,354	611,882
Current portion of payment guarantee liabilities		4,811	6,092
Derivatives (*)		36,754	3,762
Lease liabilities		6,810	3,539
Total	~~W~~	4,241,407	5,866,670

Non-current
Long-term borrowings	~~W~~	4,421,978	3,762,972
Bonds		334,604	525,957
Non-current payment guarantee liabilities		6,696	9,678
Derivatives (*)		46,756	7,006
Lease liabilities		4,187	2,995
Total	~~W~~	4,814,221	4,308,608

(*) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(b)
Details of short-term borrowings as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of June 30, 2025 (%)		June 30, 2025	December 31, 2024
LG Display Singapore Pte. Ltd.	Working Capital	4.29	~~W~~	1,627,680	2,160,900
Standard Chartered Bank Korea Limited and others	Working Capital and others	2.60~6.13		1,007,846	293,395
Total			~~W~~	2,635,526	2,454,295

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

12. Financial Liabilities, Continued

(c)
Details of Korean won denominated long-term borrowings as of June 30, 2025 and December 31, 2024 are as follows :

(In millions of won)
Lender	Description	Latest Maturity date	Annual interest rate as of June 30, 2025 (%)		June 30, 2025	December 31, 2024
LG Electronics Inc.	Operating capital	-	-	~~W~~	-	1,000,000
Korea Development Bank and others	Facility capital and others	July 2025~ March 2030	2.41~5.65		4,232,512	3,668,538
Less: current portion					(1,133,000)	(1,861,000)
Total				~~W~~	3,099,512	2,807,538

(d)
Details of foreign currency denominated long-term borrowings as of June 30, 2025 and December 31, 2024 are as follows :

(In millions of won and USD)
Lender	Description	Latest Maturity date	Annual interest rate as of June 30, 2025 (%)		June 30, 2025	December 31, 2024
KEB Hana Bank and others	Facility capital and others	August 2025~ March 2029	5.76~6.70	~~W~~	1,566,618	1,881,534
Foreign currency equivalent of foreign currency borrowings					USD 1,155	USD 1,280
Less: current portion					(244,152)	(926,100)
Total				~~W~~	1,322,466	955,434

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

12. Financial Liabilities, Continued

(e)
Details of bonds issued and outstanding as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2025 (%)		June 30, 2025	December 31, 2024
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2026~ February 2027	2.79~3.66	~~W~~	335,000	655,000
Privately issued bonds	January 2026	7.25		45,000	337,000
Less: discount on bonds				(424)	(705)
Less: current portion				(44,972)	(611,882)
Subtotal			~~W~~	334,604	379,413
Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.18	~~W~~	135,640	147,000
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds			~~W~~	(258)	(456)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)
Less: current portion			~~W~~	(135,382)	-
Subtotal			~~W~~	-	146,544
Total			~~W~~	334,604	525,957

(*1) Principal of the Korean won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

13. Post-employment Benefits

(a) Defined benefit plans

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

i) Details of net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2025 and December 31,

2024 are as follows:

(In millions of won)		June 30, 2025	December 31, 2024

Present value of defined benefit obligations	~~W~~	1,402,844	1,436,251
Fair value of plan assets		(1,479,330)	(1,596,815)
Total	~~W~~	(76,486)	(160,564)

ii) Details of plan assets as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Time deposits in banks	~~W~~	1,479,330	1,596,815

As of June 30, 2025, the Company maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

iii) Details of expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Current service cost	~~W~~	36,367	38,115	72,734	76,230
Net interest cost		(1,562)	(4,713)	(3,123)	(9,427)
Total (*)	~~W~~	34,805	33,402	69,611	66,803

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~5,344 million (for the six-month period ended June 30, 2024: ~~W~~5,161 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

13. Post-Employment Benefits, Continued

(b) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan in the six-month period ended

June 30, 2025 is ~~W~~14,746 million (for the six-month period ended June 30, 2024: ~~W~~8,726 million).

14. Provisions

Changes in provisions for the six-month periods ended June 30, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2025	~~W~~	7,479	151,394	5,997	164,870
Additions		3,537	11,162	5,132	19,831
Usage		(11,016)	(25,640)	(7,421)	(44,077)
At June 30, 2025	~~W~~	-	136,916	3,708	140,624
Current	~~W~~	-	83,435	3,708	87,143
Non-current	~~W~~	-	53,481	-	53,481

(*) The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2024

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	171,952	5,880	179,638
Additions (reversal)		126	24,304	(1,032)	23,398
Usage		-	(50,193)	-	(50,193)
At June 30, 2024	~~W~~	1,932	146,063	4,848	152,843
Current	~~W~~	1,932	90,640	4,848	97,420
Non-current	~~W~~	-	55,423	-	55,423

(*) The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

15. Contingent Liabilities and Commitments

(a) Legal Proceedings

Anti-trust litigations

The Company and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. The company continues its vigorous defense of this pending proceeding. As of June 30, 2025, it cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceeding described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b) Commitments

Factoring and securitization of accounts receivable

The Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, up to USD 1,000 million (~~W~~1,356,400 million). As of June 30, 2025, the amount of discounted accounts receivable in connection with these agreements that is outstanding is USD 153 million (~~W~~207,822 million). In relation to the above agreements, the financial institutions have the right of recourse for accounts receivable that are past due.

The Company has assignment agreements with MUFG Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~508,650 million. As of June 30, 2025, the amount of sold accounts receivable in connection with these agreements that is outstanding is ~~W~~17,891 million. In relation to the above agreements, the financial institutions do not have the right of recourse for accounts receivable that are past due.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

15. Contingent Liabilities and Commitments, Continued

Loan commitment

As of June 30, 2025, the Company has entered into agreements with Hana Bank and other banks for credit lines and opening of letter of credits up to a limit of ~~W~~2,525,880 million and with LG Display Singapore Pte. Ltd. for borrowing up to ~~W~~1,627,680 million.

Payment guarantees

The Company provides payment guarantee to LG Display Vietnam Haiphong Co., Ltd. for the loan principal of USD 1,000 million (~~W~~1,356,400 million).

In addition, as of June 30, 2025, the Company obtained payment guarantees of USD 600 million (~~W~~813,840 million) from KB Kookmin Bank and other banks for advances previously recognized in connection with the long-term supply agreements.

The Company has received a payment guarantee of ~~W~~1,921 million from Seoul Guarantee Insurance Co., Ltd. in relation to performance guarantees and others.

License agreements

As of June 30, 2025, the Company has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

15. Contingent Liabilities and Commitments, Continued

Collateral

Details of the collateral provided by the Company as of June 30, 2025 are as follows:

(In millions of won)
Collateral	Carrying amount	Maximum amount of credit	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	62,335	326,400	Korea Development Bank and others	68,000
Property, plant and equipment and others (*)	228,982	780,000	Korea Development Bank and others	650,000

(*) The carrying amount of collateral amounting to ~~W~~228,982 million includes the collateral asset of ~~W~~62,335 million for collateralized borrowings of ~~W~~68,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of June 30, 2025 is ~~W~~365,410 million.

16. Share Capital and Share Premium

The total number of shares to be issued by the Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024 : 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the Company's share capital for the six-month period ended June 30, 2025.

The Company's share premium consists of paid-in capital in excess of par value, and there were no changes in this paid-in capital for the six-month period ended June 30, 2025.

The Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the capital stock increased by ~~W~~710,921 million to ~~W~~2,500,000 million, and capital surplus increased by ~~W~~569,893 million to ~~W~~2,821,006 million in the three-month period ended March 31, 2024.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

17. Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Sales of goods	~~W~~	5,083,648	6,103,508	10,660,833	11,229,167
Royalties		37,994	10,593	71,385	13,273
Others (*)		15,994	8,122	25,484	16,801
Total	~~W~~	5,137,636	6,122,223	10,757,702	11,259,241

(*) Others include rental revenue.

For the six-month period ended June 30, 2025, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods is ~~W~~1,103,787 million. (For the six-month period ended June 30, 2024 : ~~W~~198,766 million)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

18. The Nature of Expenses

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Changes in inventories	~~W~~	17,645	134,406	(200,843)	(353,305)
Purchases of raw materials and others		1,926,122	2,207,636	4,303,490	4,583,434
Depreciation and amortization		673,477	839,525	1,365,669	1,614,758
Outsourcing		1,574,097	2,029,768	3,293,705	3,759,187
Labor		618,886	633,862	1,236,442	1,295,072
Supplies and others		158,880	156,066	316,135	313,598
Utility		250,680	250,542	507,294	502,146
Fees and commissions		88,282	88,388	179,316	192,301
Freight cost		13,414	15,615	25,427	30,843
Advertising		13,027	16,410	26,825	30,689
Warranty		254	26,593	11,162	24,304
Travel		10,075	10,380	18,968	23,835
Taxes and dues		16,175	18,841	34,272	38,168
Others		157,852	152,072	310,027	306,912
Total (*)	~~W~~	5,518,866	6,580,104	11,427,889	12,361,942

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

19. Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Salaries	~~W~~	53,687	55,758	109,711	117,431
Post-employment benefit		5,974	5,331	11,991	10,706
Other employee benefits		10,905	12,670	22,900	25,211
Freight cost		5,210	5,269	8,898	10,648
Fees and commissions		31,661	31,399	65,180	80,176
Depreciation and amortization		32,215	39,152	63,980	77,219
Taxes and dues		1,310	1,289	2,508	2,393
Advertising		13,027	16,410	26,825	30,689
Warranty		254	26,593	11,162	24,304
Insurance		2,570	2,509	5,044	4,654
Travel		2,091	1,803	3,850	4,510
Training		1,534	1,701	4,490	5,310
Others		11,228	14,533	22,297	28,219
Total	~~W~~	171,666	214,417	358,836	421,470

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

20. Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Foreign currency gain	~~W~~	907,296	268,477	1,143,121	605,708
Gain on disposal of assets held for sale		971,905	-	971,905	-
Gain on disposal of property, plant and equipment		4,281	38,725	5,333	43,978
Gain on disposal of intangible assets		1,592	25	1,592	25
Reversal of impairment loss on property, plant and equipment		2,418	3,697	2,418	3,697
Others		35,448	588	36,511	1,889
Total	~~W~~	1,922,940	311,512	2,160,880	655,297

(b) Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Foreign currency loss	~~W~~	556,758	396,528	800,522	945,015
Loss on disposal of property, plant and equipment		9,006	23,471	21,868	40,262
Impairment loss on property, plant and equipment		-	4,438	647	71,227
Impairment loss on intangible assets		1,052	-	1,505	49,996
Others		6,904	628	7,427	4,234
Total	~~W~~	573,720	425,065	831,969	1,110,734

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

21. Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Finance income
Interest income	~~W~~	3,815	5,825	10,445	8,805
Dividend income		267	219,667	95,320	220,337
Foreign currency gain		282,894	6,329	343,380	18,009
Gain on transaction of derivatives		33,989	98,047	99,639	183,219
Gain on valuation of derivatives		(737)	5,257	845	65,041
Gain on valuation of financial assets at fair value through profit or loss		784	-	1,676	-
Others		1,335	1,885	3,076	3,786
Total	~~W~~	322,347	337,010	554,381	499,197

Finance costs
Interest expense	~~W~~	128,304	176,026	273,874	322,885
Foreign currency loss		(31,382)	145,700	17,979	289,992
Loss on transaction of derivatives		1,238	-	1,380	-
Loss on valuation of derivatives		225,650	1,375	281,238	2,082
Loss on valuation of financial assets at fair value through profit or loss		1,195	-	2,012	-
Others		1,507	2,694	3,186	5,643
Total	~~W~~	326,512	325,795	579,669	620,602

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

22. Earnings (Loss) Per Share

(a) Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2025 and 2024 are as follows:

(In won and number of shares)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2025	2024	2025	2024
Profit (Loss) for the period	~~W~~	849,433,006,974	(533,207,452,957)	484,839,540,363	(1,409,652,231,123)
Weighted-average number of common shares outstanding		500,000,000	500,000,000	500,000,000	442,188,801
Basic earnings (loss) per share	~~W~~	1,699	(1,066)	970	(3,188)

Due to paid-in capital increase for the six-month periods ended June 30, 2024, the number of outstanding shares has increased.

(b) Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

i) Exposure to currency risk

The Company’s exposure to foreign currency risk for major foreign currencies as of June 30, 2025 and December 31, 2024 is as follows:

(In millions)	Net exposure
	June 30, 2025	December 31, 2024
USD	(5,076)	(4,754)
JPY	(12,784)	(13,282)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 630 million (2024: USD 500 million) and CNY 700 million (2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 955 million (2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, there is no balance which were entered into to manage currency risk with respect to advances received in foreign currency. (2024: USD 750 million)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

Average exchange rates applied for the six-month periods ended June 30, 2025 and 2024 and the exchange rates as of June 30, 2025 and December 31, 2024 are as follows:

(In won)		Average rate			Reporting date spot rate
		2025	2024		June 30, 2025	December 31, 2024
USD	~~W~~	1,427.38	1,349.50	~~W~~	1,356.40	1,470.00
JPY		9.62	8.88		9.39	9.36

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of June 30, 2025 and December 31, 2024 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)		June 30, 2025			December 31, 2024
		Equity	Profit or loss		Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(265,451)	(265,451)	~~W~~	(269,379)	(269,379)
JPY (5 percent weakening)		(4,627)	(4,627)		(4,794)	(4,794)

A stronger won against the above currencies as of June 30, 2025 and December 31, 2024 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 955 million (~~W~~1,295,362million) and interest rate swap contracts amounting to ~~W~~2,355,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2025 and December 31, 2024 is as follows:

(In millions of won)		June 30, 2025	December 31, 2024

Fixed rate instruments
Financial assets	~~W~~	204,441	238,477
Financial liabilities		(2,756,830)	(4,076,162)
Total	~~W~~	(2,552,389)	(3,837,685)
Variable rate instruments
Financial liabilities	~~W~~	(6,192,784)	(6,066,044)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2025 and December 31, 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
		Equity		Profit or loss
		1%p increase	1%p decrease	1%p increase	1%p decrease
June 30, 2025
Variable rate instruments	~~W~~	(47,740)	47,740	(47,740)	47,740
December 31, 2024
Variable rate instruments	~~W~~	(46,763)	46,763	(46,763)	46,763

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025	December 31, 2024
Financial assets carried at amortized cost
Cash equivalents	~~W~~	204,441	238,477
Deposits in banks		11	11
Trade accounts and notes receivable, net		3,050,389	4,964,594
Non-trade receivables, net		153,261	206,313
Accrued income, net		30,120	19,286
Deposits		10,926	8,964
Loans		20,601	37,143
Subtotal	~~W~~	3,469,749	5,474,788
Financial assets at fair value through profit or loss
Derivatives		48,601	256,251
Financial assets effective for fair value hedging
Derivatives		-	119,098
Total	~~W~~	3,518,350	5,850,137

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

In addition to the financial assets above, as of June 30, 2025, the Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of credit facilities amounting to USD 1,000 million (~~W~~1,356,400 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary. There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2025 and December 31, 2024.

(i) As of June 30, 2025

(In millions of won)			Contractual cash flows in
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,434,656	9,042,961	1,585,376	2,743,100	2,076,241	2,638,244	-
Bonds		514,958	541,799	11,041	190,865	339,893	-	-
Trade accounts and notes payable (*1)		9,644,736	9,644,736	9,644,351	385	-	-	-
Other accounts payable (*1)		1,430,583	1,432,590	1,375,423	57,167	-	-	-
Long-term other accounts payable		229,354	263,141	-	-	63,751	170,906	28,484
Payment guarantee (*2)		11,507	1,356,400	1,356,400	-	-	-	-
Security deposits received		165,998	190,120	678	870	7,007	181,565	-
Lease liabilities		10,997	11,869	5,831	1,283	1,884	1,765	1,106
Derivative financial liabilities
Derivatives	~~W~~	83,510	34,887	23,005	11,180	1,948	(1,246)	-
Cash outflow		-	1,861,480	556,390	173,916	393,644	737,530	-
Cash inflow		-	(1,826,593)	(533,385)	(162,736)	(391,696)	(738,776)	-
Total	~~W~~	20,526,299	22,518,503	14,002,105	3,004,850	2,490,724	2,991,234	29,590

(*1) As of June 30, 2025, it includes ~~W~~1,119,283 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Company presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(*2) Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

(ii) As of December 31, 2024

(In millions of won)			Contractual cash flows in
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,004,367	9,610,754	4,350,636	1,135,893	1,751,037	2,347,875	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	-
Trade accounts and notes payable (*1)		12,011,544	12,011,544	11,740,183	271,361	-	-	-
Other accounts payable (*1)		1,438,724	1,441,594	1,112,327	329,267	-	-	-
Long-term other accounts payable		279,774	323,400	-	-	69,090	192,570	61,740
Payment guarantee (*2)		15,770	1,984,500	1,984,500	-	-	-	-
Security deposits received		160,710	189,210	-	808	6,837	181,565	-
Lease liabilities		6,534	6,968	1,944	1,831	1,797	1,233	163
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	-
Cash outflow		-	75,016	21,402	20,467	22,342	10,805	-
Cash inflow		-	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	-
Total	~~W~~	24,066,030	26,765,046	19,822,059	1,754,245	2,249,829	2,851,697	87,216

(*1) As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Company presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(*2) Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

(d) Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Company is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Company regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
		June 30, 2025	December 31, 2024
Total liabilities	~~W~~	21,356,359	26,003,253
Total equity		4,281,313	3,795,798
Cash and deposits in banks (*1)		204,441	238,477
Borrowings (including bonds)		8,949,614	10,142,206
Total liabilities to equity ratio		499%	685%
Net borrowings to equity ratio (*2)		204%	261%

(*1) Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.

(*2) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

(e)
Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025		December 31, 2024
		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	204,441	(*1)	238,477	(*1)
Deposits in banks		11	(*1)	11	(*1)
Trade accounts and notes receivable, net		3,050,389	(*1)	4,964,594	(*1)
Non-trade receivables		153,261	(*1)	206,313	(*1)
Accrued income		30,120	(*1)	19,286	(*1)
Deposits		10,926	(*1)	8,964	(*1)
Loans		20,601	(*1)	37,143	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,802	21,802	22,138	22,138
Derivatives		48,601	48,601	256,251	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	119,098
Financial liabilities carried at amortized cost
Borrowings	~~W~~	8,434,656	8,485,372	9,004,367	9,074,818
Bonds		514,958	517,335	1,137,839	1,142,725
Trade accounts and notes payable		9,644,736	(*1)	12,011,544	(*1)
Other accounts payable		1,659,937	(*1)	1,718,498	(*1)
Payment guarantee liabilities		11,507	(*1)	15,770	(*1)
Security deposits received		165,998	(*1)	160,710	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	83,510	83,510	10,768	10,768
Other financial liabilities
Lease liabilities	~~W~~	10,997	(*2)	6,534	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.

(*2) Excluded from the fair value disclosures in accordance with Korean IFRS 1107 'Financial Instruments: Disclosures'.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Company measures fair value for financial reporting purposes, including fair value measurements, which are classified as "Level 3". The Company consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

ii) Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,622	-	3,180	21,802
Derivatives		-	48,601	-	48,601
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	83,510	-	83,510

(In millions of won)		December 31, 2024			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,958	-	3,180	22,138
Derivatives		-	256,251	-	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098	-	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	10,768	-	10,768

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value those are classified as Level 2 and Level 3 within the fair value hierarchy as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025		December 31, 2024		Valuation technique	Input
Classification		Level 2	Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	-	3,180	-	3,180	Net asset value method and Comparable company analysis	Price to book value ratio
Derivatives		48,601	-	256,251	-	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	-	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	83,510	-	10,768	-	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

23. Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	8,485,372	Discounted cash flow	Discount rate
Bonds		-	-	517,335	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2024			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	9,074,818	Discounted cash flow	Discount rate
Bonds		-	-	1,142,725	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025	December 31, 2024
Borrowings, bonds and others	2.87%~3.50%	3.70%~3.96%

v) There is no transfer between Level 1, Level 2 and Level 3 for the six-month periods ended June 30, 2025 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
Classification		January 1, 2025	Valuation	June 30, 2025
Equity instruments	~~W~~	3,180	-	3,180

(In millions of won)
Classification		January 1, 2024	Valuation	June 30, 2024
Equity instruments	~~W~~	3,967	-	3,967
Convertible securities		1,838	-	1,838

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

24. Cash flow information

(a) Details of cash flows generated from operations for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Profit (loss) for the period	~~W~~	484,840	(1,409,652)
Adjustments for:	~~W~~
Income tax expense (benefit)		148,596	(269,891)
Depreciation and amortization (Note 18)		1,365,669	1,614,758
Gain on foreign currency translation		(444,570)	(177,088)
Loss on foreign currency translation		146,045	375,966
Post-employment benefit (Note 13)		69,611	66,803
Gain on disposal of property, plant and equipment		(5,333)	(43,978)
Loss on disposal of property, plant and equipment		21,868	40,262
Impairment loss on property, plant and equipment		647	71,227
Reversal of impairment loss on property, plant and equipment		(2,418)	(3,697)
Gain on disposal of intangible assets		(1,592)	(25)
Loss on disposal of intangible assets		-	350
Impairment loss on intangible assets		1,505	49,996
Reversal of impairment loss on intangible assets		-	(14)
Expense on increase of provisions		19,831	24,304
Finance income		(616,001)	(493,613)
Finance costs		559,378	611,323
Gain on disposal of assets held for sale		(971,905)	-
Others		(32,838)	(6,373)
Changes in:	~~W~~
Trade accounts and notes receivable		791,343	(1,158,380)
Other accounts receivable		82,132	(65,922)
Inventories		(200,843)	(353,305)
Other current assets		(20,151)	(20,245)
Other non-current assets		(7,597)	(4,560)
Proceeds from settlement of derivatives		79,881	10,733
Trade accounts and notes payable		(1,845,970)	(310,806)
Other accounts payable		182,820	(183,526)
Accrued expenses		(37,532)	1,434
Provisions		(45,154)	(51,226)
Advances received		(91,627)	(8,164)
Other current liabilities		1,259	(23,276)
Defined benefit liabilities, net		14,285	(7,459)
Other non-current liabilities		38,863	1,880
Cash used in operations	~~W~~	(314,958)	(1,722,164)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

24. Cash flow information, Continued

(b) Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
				Non-cash transactions
		January 1, 2025	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2025
Short-term borrowings	~~W~~	2,454,295	372,354	(191,123)	-	-	2,635,526
Payment guarantee liabilities		15,770	3,512	-	-	(7,775)	11,507
Long-term borrowings		6,550,072	(630,435)	(122,636)	2,129	-	5,799,130
Bonds		1,137,839	(612,000)	(11,338)	457	-	514,958
Lease liabilities		6,534	(5,699)	-	-	10,162	10,997
Total	~~W~~	10,164,510	(872,268)	(325,097)	2,586	2,387	8,972,118

(In millions of won)
				Non-cash transactions
		January 1, 2024	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2024
Short-term borrowings	~~W~~	1,428,213	1,391,254	108,285	-	-	2,927,752
Payment guarantee liabilities		20,613	3,739	-	-	(5,904)	18,448
Long-term borrowings		6,785,749	(198,881)	167,860	2,161	-	6,756,889
Bonds		1,488,143	(80,000)	9,938	861	-	1,418,942
Lease liabilities		14,400	(7,012)	-	-	6,512	13,900
Total	~~W~~	9,737,118	1,109,100	286,083	3,022	608	11,135,931

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others

(a) Related parties

Details of related parties as of June 30, 2025 are as follows:

Classification	Description
Subsidiaries (*)	LG Display America, Inc. and others
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*) Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(b) Details of major transactions with related parties for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*1)
Subsidiaries
LG Display America, Inc.	~~W~~	6,326,371	-	-	2,495
LG Display Japan Co., Ltd.		412,074	-	-	4
LG Display Germany GmbH		608,424	-	-	14,323
LG Display Taiwan Co., Ltd.		1,144,005	-	-	1,222
LG Display Nanjing Co., Ltd.		47,925	-	661,369	3,974
LG Display Shanghai Co., Ltd.		237,989	-	-	232
LG Display Guangzhou Co., Ltd.(*2)		3,578	93,389	47,666	58,480
LG Display Shenzhen Co., Ltd.		136,412	-	-	-
LG Display Yantai Co., Ltd.		10	-	113,979	3,270
LG Display (China) Co., Ltd. (*2)		968	-	357,672	56
LG Display Singapore Pte. Ltd.		774,714	-	-	24,615
L&T Display Technology (Fujian) Limited		78,404	-	-	57
Nanumnuri Co., Ltd.		153	-	-	12,429
LG Display Guangzhou Trading Co., Ltd.		181,045	-	-	-
LG Display Vietnam Haiphong Co., Ltd.		36,326	-	1,463,367	30,059
Suzhou Lehui Display Co., Ltd.		40,209	-	1,930	-
LG Display High-Tech (China) Co., Ltd.		3,749	-	1,303,081	7,159

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*1)
Associates
Paju Electric Glass Co., Ltd.		-	1,664	129,044	6,560
Material Science Co., Ltd.		-	-	203	-
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	134,103	-	5,009	95,392

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*1)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	16,900	-	-	39
LG Electronics Vietnam Haiphong Co., Ltd.		102,683	-	-	935
LG Electronics Reynosa S.A. DE C.V.		10,526	-	-	700
LG Electronics do Brasil Ltda.		4,403	-	-	55
LG Electronics Egypt S.A.E		6,319	-	-	6
LG Innotek Co., Ltd.		4,011	-	1	36,789
P.T. LG Electronics Indonesia		11,499	-	-	418
Others		6	-	-	10,134
Total	~~W~~	10,322,806	95,053	4,083,321	309,403

(*1) Others include the amount of the acquisition of property, plant, and equipment, and the purchase amount of LG Display High-Tech (China) Co., Ltd. Shares held by LG Display Guangzhou Co., Ltd.

(*2) As of April 1, 2025, the sale of 100% of LG Display Guangzhou Co., Ltd. and 51% of LG Display (China) Co., Ltd. was completed.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*)
Subsidiaries
LG Display America, Inc.	~~W~~	6,467,124	-	-	18
LG Display Japan Co., Ltd.		468,831	-	-	175
LG Display Germany GmbH		662,116	-	-	14,133
LG Display Taiwan Co., Ltd.		1,244,226	-	-	989
LG Display Nanjing Co., Ltd.		48,523	-	824,665	6,544
LG Display Shanghai Co., Ltd.		275,466	-	-	7
LG Display Guangzhou Co., Ltd.		13,575	-	716,543	7,160
LG Display Shenzhen Co., Ltd.		330,283	-	-	-
LG Display Yantai Co., Ltd.		-	-	115,149	809
LG Display (China) Co., Ltd.		1,074	219,667	658,301	1,693
LG Display Singapore Pte. Ltd.		706,674	-	-	27,285
L&T Display Technology (Fujian) Limited		61,140	-	-	32
Nanumnuri Co., Ltd.		136	470	-	11,986
LG Display Guangzhou Trading Co., Ltd.		200,911	-	-	-
LG Display Vietnam Haiphong Co., Ltd.		94,038	-	1,530,875	17,602
Suzhou Lehui Display Co., Ltd.		54,419	-	1,829	-
LG Display High-Tech (China) Co., Ltd.		407	-	1,147,779	1,128

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*)
Associates	~~W~~
WooRee E&L Co., Ltd.		-	-	297	15
AVATEC Co., Ltd.		-	200	45,294	2,743
Paju Electric Glass Co., Ltd.		-	-	116,875	4,043
YAS Co., Ltd.		-	-	4,217	4,438
Material Science Co., Ltd.		-	-	-	888
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	182,594	-	6,154	108,090

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	24,190	-	-	179
LG Electronics Vietnam Haiphong Co., Ltd.		89,714	-	-	4,231
LG Electronics Reynosa S.A. DE C.V.		11,758	-	-	394
LG Electronics do Brasil Ltda.		8,025	-	-	210
LG Electronics RUS, LLC		-	-	-	4,005
LG Electronics Egypt S.A.E		9,565	-	-	15
LG Innotek Co., Ltd.		5,016	-	1	41,122
P.T. LG Electronics Indonesia		13,033	-	-	588
Others		5	-	-	8,141
Total	~~W~~	10,972,843	220,337	5,167,979	268,663

(*) Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(c) Details of balances of receivables and payables from transactions with related parties as of June 30, 2025 and December 31, 2024 are as follows :

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Subsidiaries
LG Display America, Inc.	~~W~~	738,040	2,360,124	255	473
LG Display Japan Co., Ltd.		212,840	195,597	17	1
LG Display Germany GmbH		361,782	521,945	23,899	12,631
LG Display Taiwan Co., Ltd.		616,174	778,589	165	181
LG Display Nanjing Co., Ltd.		173	265	2,853,545	2,572,165
LG Display Shanghai Co., Ltd.		92,886	122,650	72	29
LG Display Guangzhou Co., Ltd.		-	75	-	991,122
LG Display Guangzhou Trading Co., Ltd.		112,152	292,729	-	-
LG Display Shenzhen Co., Ltd.		14,784	88,304	-	-
LG Display Yantai Co., Ltd.		-	1	122,284	172,693
LG Display (China) Co., Ltd.		-	2,251	-	992,630
LG Display Singapore Pte. Ltd. (*1)		363,858	283,171	1,627,988	2,161,167
L&T Display Technology (Fujian) Limited		23,008	29,366	112,655	137,881
Nanumnuri Co., Ltd.		-	-	2,484	1,795
LG Display Vietnam Haiphong Co., Ltd.		13,619	19,057	1,365,149	1,686,540
Suzhou Lehui Display Co., Ltd.		7,225	6,311	1,785	32
LG Display High-Tech (China) Co., Ltd.		46,325	19,214	2,676,730	2,689,403

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Associates
Paju Electric Glass Co., Ltd.		-	-	66,299	64,140
Material Science Co., Ltd.		-	-	39	261

Entity that has significant influence over the Company
LG Electronics Inc. (*2)	~~W~~	75,736	177,926	50,530	1,042,000

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	6,016	3,317	-	-
LG Electronics Vietnam Haiphong Co., Ltd.		19,374	32,967	110	919
LG Electronics Reynosa S.A. DE C.V.		7,421	820	-	-
LG Electronics do Brasil Ltda.		1,122	2,689	1	-
LG Electronics Egypt S.A.E		2,340	3,877	2	7
LG Innotek Co., Ltd. (*3)		1,364	1,734	209,155	201,297
P.T. LG Electronics Indonesia		436	4,335	50	53
Others		1	4	3,241	5,806
Total	~~W~~	2,716,676	4,947,318	9,116,455	12,733,226

(*1) Trades accounts and notes payable and others for LG Display Singapore Pte. Ltd. as of June 30, 2025 includes borrowings of USD 1,200 million (~~W~~1,627,680 million), and as of December 31, 2024 includes borrowings of USD 1,470 million (~~W~~2,160,900 million).

(*2) Trades accounts and notes payable and others for LG Electronics Inc. as of December 31, 2024 includes borrowings of ~~W~~1,000,000 million(see Note 12.(c))

(*3) Trade accounts and note payable and others for LG Innotek Co., Ltd. as of June 30, 2025 and December 31, 2024 includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(d) Details of significant financial transactions with related parties and others for the six-month periods ended June 30, 2025 and 2024 are as follows:

			2025
(In millions of won)	Company Name		Borrowings	Repayment
Subsidiary	LG Display Singapore Pte. Ltd. (*)	~~W~~	1,719,552	2,117,523
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	-	1,000,000

(*) As of June 30, 2025, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,200 million (~~W~~1,627,680 million), of which USD 1,200 million (~~W~~1,627,680 million) has been executed and is included in short-term borrowings.

For the six-month period ended June 30, 2025, the Company contributed ~~W~~1,450 million in cash for the capital increase of LG DISPLAY FUND I LLC and decreased by ~~W~~100,500 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

			2024
(In millions of won)	Company Name		Borrowings	Capital increase	Collection of loans
Subsidiary	LG Display Singapore Pte. Ltd.	~~W~~	1,989,054	-	-
Associates	WooRee E&L Co., Ltd.		-	-	219
Entity that has significant influence over the Company	LG Electronics Inc.		-	436,031	-

For the six-month period ended June 30, 2024, the Company contributed ~~W~~5,140 million in cash for the capital increase of LG DISPLAY FUND I LLC and decreased by ~~W~~81,200 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(e) Large Enterprise Group Transactions

According to the 'Related Party Disclosures' under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the six-month periods ended June 30, 2025 and 2024 and as of June 30, 2025 and December 31, 2024, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)		For the six-month period ended June 30, 2025		June 30, 2025
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	1,184	-	163
LG Chem Ltd. and its subsidiaries		203	135,468	134	110,172
D&O Corp. and its subsidiaries		129	4,081	-	1,439
LG Corp. (*)		-	27,077	8,994	-
LG Management Development Institute		-	22,578	3	575
LG CNS Co., Ltd. and its subsidiaries		-	75,909	3	32,282
HSAD Inc. and its subsidiaries		-	621	-	74
Robostar Co., Ltd.		-	18	-	18
Total	~~W~~	332	266,936	9,134	144,723

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of June 30, 2025 are ~~W~~3,404 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the six-month period ended June 30, 2025 is ~~W~~3,453 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(In millions of won)		For the six-month period ended June 30, 2024		December 31, 2024
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	1,579	-	164
LG Chem Ltd. and its subsidiaries		233	222,280	160	183,430
D&O Corp. and its subsidiaries (*1)		141	34,163	-	4,343
LG Corp. (*2)		-	28,992	7,551	10,731
LG Management Development Institute		-	13,288	3	340
LG CNS Co., Ltd. and its subsidiaries		-	67,320	-	64,692
HSAD Inc. and its subsidiaries		-	4,314	-	542
Robostar Co., Ltd.		-	41	-	369
Total	~~W~~	105,674	371,977	7,714	264,611

(*1) Among the D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024.

(*2) According to the lease agreement signed with LG Corp., no recognized lease liabilities as of June 30, 2024.The lease repayment for the six-month period ended June 30, 2024 amounts to ~~W~~4,395 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024 (unaudited), and December 31, 2024

25. Related Parties and Others, Continued

(f) Key management personnel compensation

Details of compensation costs of key management for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Short-term benefits	~~W~~	1,216	1,197
Post-employment benefit		393	483
Total	~~W~~	1,609	1,680

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(g) At the end of the reporting period, the Company did not set an allowance for doubtful accounts on the balance of receivables for related parties.

26. Assets Held for Sale

For the year ended December 31, 2024, management of the Company decided to sell 51% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction was completed on April 1, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: August 14, 2025 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President / Finance & Risk Management Division